UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Suite 300, 18817 Stony Plain Road

Edmonton, Alberta T5S 0C2

(780) 960-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	2015 Annual Report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Martin Ferron
Name:	Martin Ferron
Title:	President & Chief Executive Officer

Date: February 23, 2016

NORTH AMERICAN ENERGY PARTNERS INC.

2015 Annual Report

Building A Foundation

NORTH AMERICAN

To Our Shareholders:

Last year, as I sat down to pen the corresponding letter, the deep cyclical downturn that grips the oil industry was only two months old, with oil prices having plummeted into the low US$40s per barrel. At the time, I predicted that: this downturn, like all the others before it, will be self-correcting; the correction or rebalancing of supply would come more from the US shale plays rather than the oil sands; operators of the oil sands mines would lower operating costs via efficiencies and up-scaled production; and, finally, the new Fort Hills mine would continue to be developed.

All of these predictions seem to be gradually coming to pass, but as I write today, the oil price is in the low US$30 per barrel, having just recently bounced off the mid-US$20s per barrel earlier this week, but with some industry pundits still forecasting that the oil price will still dip as low as US$10 a barrel.

Since the start of the year, the likelihood of incremental supply from Iran, together with a potential slow-down in Chinese demand, has further pressured oil price sentiment. Arguably though, the cyclical downturn was caused by the amazing technological advancements which brought on a market disrupting supply of shale oil in the United States at equally impressive speed. Also, the duration of the downturn is being extended by the resilience of that supply, brought about as much by cost destruction as the prolonged availability of price hedges. Unfortunately, in a way, oil prices reached US$60 per barrel again last May, allowing producers to layer on hedges for an extended period, but they will soon run their course. Then, likely by the last quarter of the year, we will probably see a meaningful decline in shale oil production that will provide added impetus to the rebalancing process.

In the oil sands, our customers have aggressively been stripping out cost and boosting production to dramatically lower operating costs per barrel. In a recent investor presentation, the owner of the Horizon mine set a target of $25 per barrel (yes, Canadian dollars) at 250,000 bpd, compared with $45 a barrel when production started at around 100,000 bpd. Another owner stated in December that it was “busting the myth” that his company is a high cost oil sands producer by already achieving operating costs in the high $20s a barrel. Finally, a third owner has stated that the cost savings achieved from contractors has been “staggering”. We have tried hard to play our role of being part of the overall operating cost solution by providing pricing concessions and implementing more efficient and cost effective operating practices. Much higher production volumes at each mine are also a potential driver of increased contracting activity.

The new Fort Hills mine continues to be developed, although there was less participation by us in 2015 due to the timing of earthworks jobs. The development is benefitting from the much depreciated Canadian dollar, especially for labour, and is getting its pick of highly skilled and capable workers, as there are fewer competing jobs. Once production comes on line in late 2017, it will be sustained for over fifty years–which clearly demonstrates the incredible longevity of this resource. Interestingly, another customer expects that the world will need 50 million bpd of new liquids production by 2040, driven by 2 billion more people on the planet and a 140 percent larger global economy. Fort Hills will not even have reached middle age by then and will surely play its part in catering for the likely incremental demand. All this is likely why the owner significantly increased its stake in the mine last year.

Also during 2015, we had a dramatic change in the political landscape with the election of a new provincial government here in Alberta, followed by the choice of a new federal government. This, of course, has dented the reputation of Alberta, in particular, as being politically stable with a competitive fiscal regime. Already the local oil industry is faced with higher corporate taxes and the introduction of carbon taxes. The regulatory framework is also evolving, while market access limitations, due to a lack of pipelines, still need to be resolved. On a positive note though, both new governments are promising much increased spending on new infrastructure projects that we should be able to participate in.

I will now move on to describe how we performed last year in this extremely challenging operating environment. Although we are early in the reporting season, most oil service companies are expected to print year-over-year revenue declines of 30-60%. Perhaps, therefore, it may appear that our 40% revenue fall from $471 million in 2014 to $281 million was also entirely downturn related. However, about $150 million of that drop resulted from the completion of the long-term overburden handling contract at the Horizon mine and the closure of the Joslyn mine, both which would have happened even if the oil price had stayed around US$100 a barrel. Despite the significantly lower revenue, our year over year EBITDA was only 24% lower at $48.5 million, which took outstanding cost management and project execution in our asset intensive business. Without restructuring charges and maintenance parts cost escalation, due to the much devalued Canadian dollar, the result would have been about $5 million better.

Equally pleasing was that we were able to reduce total net debt by 38% to $78.5 million, ending the year with nearly $33 million of cash at hand. We did this while maintaining our dividend and completing a normal course purchase of nearly 2 million shares. This debt reduction, together with the mid-year negotiation of an enhanced credit facility, from a position of financial strength, enabled us to reduce annual interest expense by 20% to just under $10 million. We also took the opportunity to obtain less stringent financial covenants, although we were already well on the right side of all of them.

So what will 2016 bring? More challenge certainly as most oil fields are running at, or near, cash break-even levels at current oil prices. In the oil sands we will continue to assist our customers in lowering operating costs, while focusing even more fiercely on the things that we can control, especially our cost structure.

We will also continue to pursue revenue diversification opportunities without taking on unacceptable risk. It was disappointing that our consortium was not selected for the Site C main civil works contract in 2015, but we came out of the situation with excellent relationships with two exceptional partners.

I also believe that we have the balance sheet to accommodate tuck-in acquisitions that would either strengthen us in our core business, or help us tap into the coming infrastructure project spending.

In closing, I want to draw attention to an interesting transaction that we made in Q4, whereby we sold and leased back five large trucks. In round numbers, we received $10 million for $5 million of existing equipment book value and $5 million of expended overhaul cost. What is this so noteworthy you may ask? Well, simple math indicates that we received near full book value for equipment that is being valued by the stock market at around 40 cents on the dollar. I hope that this data point will provide some comfort to our loyal shareholder base, along with the fact that I continue to buy stock in the firm belief that over the long term it will prove to be a very worthwhile investment. While potential new investors appear to have moved beyond skepticism, past cynicism and into complete apathy, about owning anything remotely to do with oil, experience tells me that this negative sentiment will also reverse its cycle.

Martin Ferron

NOA

Management’s Discussion and Analysis

For the year ended December 31, 2015

A. EXPLANATORY NOTES

February 16, 2016

The following Management’s Discussion and Analysis (“MD&A”) is as of December 31, 2015 and should be read in conjunction with the attached audited consolidated financial statements for the year ended December 31, 2015 and notes that follow. These statements have been prepared in accordance with United States (“US”) generally accepted accounting principles (“GAAP”). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form (“AIF”), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

Caution Regarding Forward-Looking Information

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward looking statements with this symbol “¿”. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.

Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (“SEC”) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as “gross profit”, “gross profit margin”, EBITDA which is “net income before interest expense, income taxes, depreciation and amortization”, “Consolidated EBITDA” (as defined in our Sixth Amended and Restated Credit Agreement, the “Credit Facility”), “Consolidated EBITDA from Continuing Operations”, “Piling Business EBITDA”, “Total Debt” and “Free Cash Flow”. Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

Gross profit and Gross profit margin

Gross profit is defined as revenue less: project costs; equipment costs; and depreciation. Gross profit margin is defined as gross profit as a percentage of revenue.

We believe that gross profit is a meaningful measure of our business as it portrays operating profits before general and administrative (“G&A”) overheads costs, amortization of intangible assets and the gain/loss on asset sales. Management reviews gross profit and gross profit margin to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources and equipment are being allocated effectively.

EBITDA and Consolidated EBITDA

Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.

2015 Management’s Discussion and Analysis	1

NOA

We believe that EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Credit Facility requires us to maintain both a fixed charge coverage ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from continuing operations. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses represents an actual use of cash during the period.

Consolidated EBITDA from Continuing Operations

With the sale of our Pipeline construction related assets (November 22, 2012) and our Piling related assets and liabilities (July 12, 2013) and the exit from both businesses, the results from these businesses are reported as results from “discontinued operations”. We believe that our performance should be measured on our continuing operations and compared against historical results from continuing operations. “Consolidated EBITDA from Continuing Operations” is defined as Consolidated EBITDA excluding results from discontinued operations.

Piling Business EBITDA

As part of the sale of our Piling related assets and liabilities, as discussed in “Financial Results – Contingent Proceeds”, there was the possibility of receiving contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold. The calculation of the actual profitability performance, for the purpose of determining the contingent proceeds that we could receive, is defined in the purchase and sale agreement using substantially our definition of Consolidated EBITDA, as described above, as it applies to the Piling business with a limit placed on incremental corporate general & administrative (“G&A”) costs that can be included in the determination of such EBITDA (the “Piling Business EBITDA”).

Total Debt

Total Debt is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility; (iii) Series 1 Senior Unsecured Debentures due 2017 (the “Series 1 Debentures”); and (iv) hedges or swap liabilities. Total Debt is used in the pricing grid of our Credit Facility which uses a Total Debt to trailing 12-month Consolidated EBITDA ratio to determine the pricing level for borrowing and standby fees under the facility. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.

Net Debt

Net Debt is defined as Total Debt less cash recorded on the balance sheet. Net Debt is used by us in assessing our debt repayment requirements after using available cash.

2	2015 Management’s Discussion and Analysis

NOA

Free Cash Flow

Free cash flow is defined as cash from operations less cash used in / provided by investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel free cash flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

Backlog and future workload

Backlog is a measure of the amount of secured work a company may have outstanding. As a result, the definition and determination of backlog will vary among different organizations ascribing a value to backlog. We do not believe that backlog is an accurate indicator of the base level of our future revenue potential as a significant portion of our activity is performed under a master services agreement (“MSA”) with each of our key clients. Our clients provide us with work authorizations under the MSAs as our services are required and as we have equipment fleet available to perform the work. In addition, the amount of work performed under our MSAs compared to work performed under contracts varies year-by-year.

2015 Management’s Discussion and Analysis	3

NOA

B. SIGNIFICANT BUSINESS EVENTS

2015 economic, industry and oil sands customer events

2015 was a tumultuous year for the economy, for our industry and for our oil sands customers. We entered the year already having experienced a slide both in the WTI price per barrel of oil and the Canadian / US exchange rate from peak numbers in the last three years: WTI crude oil at $108.00 $US/barrel in August 2013; and the exchange rate over par at $1.01 in January 2013. Our customers had already reacted to declining revenues from the lower oil prices, both with investment deferrals in growth capital projects (the majority of these deferrals related to higher operating cost “in situ” extraction method projects) and the implementation of aggressive operating cost reduction plans, which included the dilution of fixed costs through production growth. Oil sands producers re-affirmed their investment commitments to grow production in their longer-life, lower operating cost oil sands mines, including the continued development of the Fort Hills mine1, the ramping up of production at the Kearl mine2 and the expansion of production at the Horizon mine3. Separate from this reaction to the changing oil price, the joint venture owners of the Joslyn mine4 had already suspended their mine development project, citing escalating costs and uncertain economic returns.

Below are some of the economic, political and customer highlights of 2015 that have influenced our business, many of which were not anticipated as we entered 2015:

•	The Canadian economy continues to experience moderate inflation, with current inflation trends remaining within the Bank of Canada’s target inflation rate of 2%.

•	On December 31, 2014 the WTI price per barrel of oil was $60.75 ($US/barrel) and the Canadian / US dollar exchange rate was $0.87.

•

On January 2, 2015, under the terms of our long-term overburden removal contract with Canadian Natural[5] we completed the buyout of certain contract-specific equipment leases, the sale of contract-specific assets, and the assignment of other contract-specific equipment leases to the customer and received net proceeds of $36.3 million. The long-term contract with Canadian Natural expired on June 30, 2015.

•	On June 16, 2015, Imperial Oil[6] announced the early start-up of their Kearl mine expansion, adding 110,000 bbl/d to their existing 110,000 bbl/d initial production capacity.

•	On June 30, 2015, as anticipated, our 10-year overburden removal contract at the Horizon mine expired.

•	On July 1, 2015, the newly elected Alberta provincial government implemented a 20% increase to the provincial corporate tax rate.

•

On July 8, 2015, we entered into the Sixth Amended and Restated Credit Agreement with our existing banking syndicate which matures on September 30, 2018, replacing the Fifth Amended and Restated Credit Agreement. The new credit agreement consists of a $70.0 million revolving facility and a $30.0 million term loan. The term loan was used to secure the redemption of $38.8 million million of the Series 1 Debentures. The new credit agreement is expected to provide a lower cost of debt, more flexible terms and an increased borrowing base.¿

1 Fort Hills Energy LP (Suncor Fort Hills), a limited partnership between Suncor Energy Inc. (50.8%), Total (29.2%) and Teck Resources Ltd. (20%). Through its affiliate, Suncor Energy Operating Inc. (SEOI), Suncor is the developer and operator of the Fort Hills project via an operating services contract.

2 Kearl Oil Sands project, jointly owned by Imperial (71%) and ExxonMobil Canada (29%).

3 Horizon Oil Sands Project, a wholly owned and operated Canadian Natural Resources Limited project.

4 Joslyn North Mine Project (Joslyn), a joint venture amongst Total E&P Canada (38.25%), Suncor (36.75%), Occidental Petroleum Corporation (15%) and Inpex Corporation (10%). Total is the operator of the oil sands mining and extraction operations of the Joslyn North Mine Project.

5 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

6 Imperial Oil Resources Limited (Imperial Oil).

4	2015 Management’s Discussion and Analysis

NOA

•

On August 29, 2015, Syncrude[7] experienced a fire at their Mildred Lake[8] upgrading facility which reduced short-term output by upwards of 80%. Syncrude returned to pre-fire production levels at the beginning of October, 2015.

•

On September 21, 2015, Suncor[9] acquired an additional 10% ownership of the Fort Hills joint venture[10] from Total[11], bringing their ownership to 50.8% and reducing Total’s ownership to 29.2%. Suncor is the operator of the Fort Hills development project.

•

On October 5, 2015, Suncor launched an unsolicited bid to buy all the common shares of Canadian Oil Sands Limited (“COS”)[12]. COS owns 36.74% of Syncrude Canada Limited, the joint venture owner of the Mildred Lake and Aurora mines[13] (Suncor currently owns 12% of Syncrude), operated by Imperial Oil. On February 5, 2016, Suncor announced the successful acquisition of 72.9% of the outstanding common shares of COS, thus assuming majority control.

•

On October 20, 2015, a new Canadian federal government was elected on a platform that included promises of increased standards for the environmental review of new and existing pipeline construction projects, more stringent carbon emission standards, a focus on “clean energy” and an economic stimulus plan with an increase in infrastructure spending.

•

On November 6, 2015, TransCanada Corporation’s Keystone XL pipeline[14] proposal (a pipeline intended to transport Alberta produced crude oil to US refineries in the Gulf of Mexico) was rejected by the administration of the US government, bringing an end to a more than six year environmental review process.

•

On November 22, 2015, the Alberta provincial government announced a new climate plan to take effect starting in 2017, which includes a carbon pricing regime coupled with an overall emissions limit for the oil sands. The climate plan places some certainty on the future greenhouse gas (GHG) costs, while the limit on oil sands emissions will force companies to ensure only the most profitable and efficient projects are developed.

•

On December 31, 2015 the WTI price per barrel of oil was $37.13 ($US/barrel) and the Canadian / US Exchange rate was $0.72. During 2015, the WTI price of a barrel of oil declined by $16.32 ($US/barrel), a reduction of almost 31%, while the Canadian / US dollar exchange rate declined by $0.14 in the same period, a 16% reduction. The volatility continued into 2016, with the WTI price per barrel of oil dropping to an almost 13-year low point of $26.21 ($US/barrel) on February 11, 2016 and the Canadian / US Exchange rate dropping to a low point of $0.69 on January 19, 2016, before both rebounding, but not to 2015 levels.

Accomplishments against our 2015 Strategic Priorities

At the start of 2015, we reaffirmed our primary goal for shareholders to grow our shareholder value through being an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments and to leverage our equipment and expertise to support the development of provincial infrastructure projects across Canada. Our focus was on the following strategic priorities:

•	Enhance safety culture;

•	Increase customer satisfaction;

•	Maintain productivity and profitability;

•	Improve cash flow;

•	Maintain a strong balance sheet; and

•	Increase our presence outside the oil sands.

7 Syncrude Canada Ltd. (Syncrude) - Imperial Oil is the operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Suncor Energy Oil and Gas Partnership (49%), Imperial Oil Resources (25%), Sinopec Oil Sands Partnership (9%), Nexen Oil Sands Partnership (7%), Murphy Oil Company Ltd. (5%) and Mocal Energy Limited (5%). - On February 5, 2016, Suncor announced the successful acquisition of 72.9% of the outstanding common shares of Canadian Oil Sands Limited, thus increasing their joint venture ownership from 12% to 49%.

8 Mildred Lake oil sands mine, owned and operated by Syncrude Canada Ltd.

9 Suncor Energy Inc. (Suncor).

10 Fort Hills Energy LP (Suncor Fort Hills), a limited partnership between Suncor Energy Inc. (50.8%), Total (29.2%) and Teck Resources Ltd. (20%). Through its affiliate, Suncor Energy Operating Inc. (SEOI), Suncor is the developer and operator of the Fort Hills project via an operating services contract.

11 Total E&P Canada Ltd. (Total), a wholly owned subsidiary of Total SA.

12 Canadian Oil Sands Limited is a joint venture partnership that as of February 5, 2016 is owned 72.9% by Suncor Energy.

13 Aurora Project (Aurora), owned and operated by Syncrude Canada Ltd.

14 TransCanada Corporation (TransCanada)

2015 Management’s Discussion and Analysis	5

NOA

As documented above, many of the economic, political and customer changes in 2015 were not anticipated, or we did anticipate the event, but not at the dire levels we experienced during the year. Despite the “worst case” scenarios, we maintained our focus on our strategic priorities, which aided us in maintaining our resilience through a tough economic year.

Our focus on our strategic priorities resulted in the following significant accomplishments for the year ended December 31, 2015:

•

We continued to elevate the standard of excellence in our safety culture, as reflected by our strong safety record in 2015, which included a significant improvement in our Total Recordable Injury Rate (“TRIR”) of 0.44 down from 0.88 in 2014 and down from 0.97 in 2013. As a reflection of the high safety standards we maintain, we recently celebrated achieving a major safety milestone at the Kearl mine, where we achieved 18 months without a recordable incident.

•

As anticipated with the completion of the 10-year overburden removal contract on the Horizon mine and the suspension of the Joslyn mine development project, our revenue was $281.3 million, a drop of $190.5 million from 2014 levels (a 40.4% reduction). However, the continued focus on cost savings initiatives and excellence in project execution mitigated the impact of these lower volumes, resulting in our Gross Profit of $31.9 million, $19.5 million or 38.0% lower than 2014 levels with our gross margin improving by 0.4% from 2014 to 11.3% in 2015. In addition, we finished 2015 with $32.4 million in cash on our balance sheet and we achieved $48.5 million in Consolidated EBITDA for the year, a $15.9 million or 24.7% reduction from 2014 levels, with our Consolidated EBITDA margin improving by 3.6% from 2014 levels to 17.3% from 2014 levels.

•

We generated $81.9 million of free cash flow from the aforementioned Canadian Natural equipment sale, better profitability, continued capital discipline and the timely collection of working capital which complements the $24.2 million of free cash flow generated in 2014.

•

On August 14, 2015, we redeemed $37.5 million of the Series 1 Debentures on a pro rata basis for 101.52% of the principal amount, plus accrued and unpaid interest. During 2015, we repurchased $1.3 million of the Series 1 Debentures at par, plus accrued and unpaid interest in three separate market transaction.

•

On August 14, 2015, we commenced a normal course issuer bid (“NCIB”) in Canada, through the facilities of the Toronto Stock Exchange (“TSX”) to purchase up to 532,520 of our voting common shares which, at the time the NCIB commenced represented approximately 2.3% of the public float (as defined in the TSX Company Manual). As at December 17, 2015, 532,520 voting common shares had been purchased and retired under this bid.

•

During 2015, we secured more than $75.0 million of lower cost equipment leasing capacity through our equipment leasing partners (we are limited by the Credit Facility to $75.0 million of outstanding capital equipment leases at any time).

•

Between the reduction in Series 1 Debentures in mid-2014 and during 2015, the negotiation of a lower cost credit agreement and the securing lower cost capital lease terms, we reduced total 2015 interest cost by $2.4 million from 2014 levels, while lowering net debt to $78.6 million from $127.4 million in the same period.

•

We continued our focus on extending our presence outside the oil sands with work completed on the Highway 63 road building project for the Government of Alberta Ministry of Transport. In addition, we pre-qualified as part of a contractor consortium to bid for the main civil work package associated with the Site C Clean Energy (“Site C”)[15] project in British Columbia. The $8.8 billion Site C hydro-electric dam project was sanctioned by the Province of British Columbia on December 16, 2014. While our consortium bid was unsuccessful, we built a strong relationship with our consortium partners and gained significant experience during the bidding process, both of which we hope to leverage in our bidding activities on large infrastructure projects for 2016.

A complete discussion on our significant business events for the past three years along with our 2016 strategic priorities can be found in our most recent Annual Information Form (“AIF”).

15 Site C Clean Energy (“Site C”) project is a Province of British Columbia approved project operated by BC Hydro.

6	2015 Management’s Discussion and Analysis

NOA

C. OUR BUSINESS

Five Year Financial Performance

The table below represents select financial data related to our business performance for the past five years:

Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2015	2014	2013	2012	2011(1)
Operating Data
Revenue	$281,282	$471,777	$470,484	$595,422	$636,101
Gross profit	31,890	51,400	45,739	24,030	16,293
Gross profit margin	11.3%	10.9%	9.7%	4.0%	2.6%
Operating income (loss)	2,837	11,599	(2,683)	(23,136)	(31,574)
Net income (loss) from continuing operations	(7,470)	(697)	(18,047)	(32,496)	(35,508)
Consolidated EBITDA from continuing operations(2)	48,534	64,442	43,466	28,071	55,518
Consolidated EBITDA margin from continuing operations	17.3%	13.7%	9.2%	4.7%	8.7%
Net (loss) income(3)	(7,470)	(1,169)	69,184	(13,673)	(34,737)
Per share information from continuing operations
Net loss – basic & diluted	$(0.23)	$(0.02)	$(0.50)	$(0.90)	$(0.98)
Per share information
Net (loss) income – basic	$(0.23)	$(0.03)	$1.91	$(0.38)	$(0.96)
Net (loss) income – diluted	$(0.23)	$(0.03)	$1.89	$(0.38)	$(0.96)
Balance Sheet Data
Total assets(4)	$360,694	$456,581	$445,641	$474,749	$478,671
Total debt(4)(5)	110,942	128,324	118,295	330,729	328,959
Total shareholders’ equity	171,618	189,579	191,835	143,573	143,573
Debt to shareholders’ equity	0.6:1	0.7:1	0.6:1	2.5:1	2.3:1
Cash dividend declared per share	$0.08	$0.08	$0.00	$0.00	$0.00

[1]	Financial results for the year ended December 31, 2011 include a $42.5 million revenue write-down on the Canadian Natural overburden removal contract.

[2]

For a definition of Consolidated EBITDA and reconciliation to net income see “Non-GAAP Financial Measures” and “Summary of Consolidated Results” in this MD&A. The consolidated EBITDA calculation for the year ended December 31, 2011 excludes the non-cash effect of the $42.5 million revenue write-down on the Canadian Natural contract.

[3]	Net (loss) income includes results from discontinued operations. Revenue, gross profit, operating income (loss) and Consolidated EBITDA excludes results from discontinued operations.

[4]	Total assets and total debt have been adjusted to only include assets and debt associated with continuing operations for all periods presented.

[5]

Total debt is calculated as the addition of Series 1 Debentures, 8  3/4% senior notes, current and non-recurring portion of swap liability, capital lease obligations and credit facilities. Excluded from total debt is debt relating to discontinued operations of $6.1 million and $0.3 million at December 31, 2012 and 2011, respectively.

Business Overview

We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.

Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project’s lifecycle. We have extensive construction experience in both mining and “in situ” oil sands projects and we have been providing operations support services to four producers currently mining bitumen in the oil sands since inception of their respective projects: Syncrude, Suncor, Imperial Oil and Canadian Natural. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years.

We believe that we operate one of the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet (owned, leased and rented) includes approximately 382 pieces of diversified heavy construction equipment supported by over 1,752 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.

While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects. We believe we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada. We remain committed to expanding our operations outside of the Canadian oil sands.

2015 Management’s Discussion and Analysis	7

NOA

We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.

Operations Overview

Our services are primarily focused on supporting the construction and operation of surface mines, particularly in the oil sands, with a focus on:

•	site clearing and access road construction;

•	site development and underground utility installation;

•	construction and relocation of mine site infrastructure;

•	stripping, muskeg removal and overburden removal;

•	heavy equipment and labour supply;

•	material hauling; and

•	mine reclamation and tailings pond construction.

In addition, we provide site development services for plants and refineries, including in situ oil sands facilities.

We maintain our large diversified fleet of heavy equipment and ancillary equipment from our two significant maintenance and repair centers, one based in Fort McMurray, Alberta on a customer’s mine site and one based near Edmonton, Alberta. In addition, we operate running maintenance and repair facilities at each of our customer’s oil sands mine sites.

We believe our competitive strengths are as follows:

•	leading market position in contract mining services;

•	large, well-maintained equipment fleet;

•	broad mining service offering across a project’s lifecycle;

•	long-term customer relationships;

•	operational flexibility; and

•	strong balance sheet to weather the cyclical risks prevalent in the oil sands.

For a complete discussion of our competitive strengths, see the “Business Overview – Competitive Strengths” section of our Annual Information Form (“AIF”), which section is expressly incorporated by reference into this MD&A.

Revenue by Source and End Market

Our revenue is generated from two main customer demand sources:

•	operations support services; and

•	construction services.

Our revenue is generated from three main end markets:

•	Canadian oil sands;

•	non-oil sands resource development; and

•	provincial infrastructure.

The flexibility of our equipment fleet and technical expertise is such that we can move people and equipment across revenue sources and markets to support the different types of project’s needs.

For a discussion on our revenue by source and end market see the “Our Business – Revenue by Source and End Market” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Our Strategy

For a discussion on how we will implement our strategy see the “Our Strategy” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

8	2015 Management’s Discussion and Analysis

NOA

D. FINANCIAL RESULTS

Summary of Consolidated Annual Results

	Year Ended December 31,
(dollars in thousands, except per share amounts)	2015	2014	2013	2015 vs 2014 Change	2015 vs 2013 Change
Revenue	$281,282	$471,777	$470,484	$(190,495)	$(189,202)
Project costs	119,568	216,342	180,348	(96,774)	(60,780)
Equipment costs	89,784	161,108	207,906	(71,324)	(118,122)
Depreciation	40,040	42,927	36,491	(2,887)	3,549
Gross profit	31,890	51,400	45,739	(19,510)	(13,849)
Gross profit margin	11.3%	10.9%	9.7%	0.4%	1.6%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	24,602	30,157	33,708	(5,555)	(9,106)
Stock-based compensation expense	1,696	3,305	6,193	(1,609)	(4,497)
Operating income (loss)	2,837	11,599	(2,683)	(8,762)	5,520
Interest expense	9,880	12,235	21,697	(2,355)	(11,817)
Net loss from continuing operations	(7,470)	(697)	(18,047)	(6,773)	10,577
Net loss margin from continuing operations	(2.7)%	(0.1)%	(3.8)%	(2.6)%	1.1%
Net (loss) income from discontinued operations	—	(472)	87,231	472	(87,231)
Net (loss) income	(7,470)	(1,169)	69,184	(6,301)	(76,654)
EBITDA from continuing operations(1)	$44,326	$58,082	$37,315	$(13,756)	$7,011
Consolidated EBITDA from continuing operations	$48,534	$64,442	$43,466	$(15,908)	$5,068
Consolidated EBITDA margin from continuing operations	17.3%	13.7%	9.2%	3.6%	8.1%
Per share information - continuing operations
Net loss - Basic	$(0.23)	$(0.02)	$(0.50)	$(0.21)	$0.27
Net loss - Diluted	$(0.23)	$(0.02)	$(0.50)	$(0.21)	$0.27
Per share information - discontinued operations
Net (loss) income - Basic	$—	$(0.01)	$2.41	$0.01	$(2.41)
Net (loss) income - Diluted	$—	$(0.01)	$2.39	$0.01	$(2.39)
Per share information
Net (loss) income - Basic	$(0.23)	$(0.03)	$1.91	$(0.20)	$(2.14)
Net (loss) income - Diluted	$(0.23)	$(0.03)	$1.89	$(0.20)	$(2.12)
Cash dividend declared per share	$0.08	$0.08	$—	$—	$0.08

(1)	See “Non-GAAP Financial Measures”. A reconciliation of net (loss) income from continuing operations to EBITDA and Consolidated EBITDA is as follows:

	Year Ended December 31,
(dollars in thousands)	2015	2014	2013
Net loss from continuing operations	$(7,470)	$(697)	$(18,047)
Adjustments:
Interest expense, net	9,880	12,235	21,697
Income tax benefit	(114)	(31)	(6,102)
Depreciation	40,040	42,927	36,491
Amortization of intangible assets	1,990	3,648	3,276
EBITDA from continuing operations	$44,326	$58,082	$37,315
Adjustments:
Unrealized gain on derivative financial instruments	—	—	(6,551)
Loss on disposal of plant and equipment	917	2,777	3,033
(Gain) loss on disposal of assets held for sale	(152)	(86)	2,212
Equity classified stock-based compensation expense	2,511	3,615	981
Equity in earnings of unconsolidated joint venture	356	—	—
Loss on debt extinguishment	576	54	6,476
Consolidated EBITDA from continuing operations	$48,534	$64,442	$43,466
Consolidated EBITDA from discontinued operations	$—	$(472)	$9,577
Consolidated EBITDA	$48,534	$63,970	$53,043

2015 Management’s Discussion and Analysis	9

NOA

Analysis of Consolidated Annual Results from Continuing Operations

Revenue

At the start of this year as a result of a long standing contract, the owner of the Horizon mine bought out the balance of the contract equipment fleet and assumed responsibility for maintenance activities for overburden removal. The equipment ownership and maintenance costs were recoverable under our contract. While the overburden removal contract expired with this customer on June 30, 2015, we remain active on the Horizon mine performing other mine support and project activities.

For the year ended December 31, 2015, revenue was $281.3 million, down from $471.8 million for the year ended December 31, 2014. Current year revenue benefited from the first quarter completion and the fourth quarter startup of winter works programs at the Millennium mine16, in support of that customer’s Tailings Reduction Operation (“TRO”) initiative. Current year activity was complemented by our ongoing mine support activities at the Mildred Lake and Kearl mines, first quarter muskeg removal and project activities at the Horizon mine along with the final six months of overburden removal activity at the Horizon mine. New activity started in 2015 included summer overburden removal activity at both the Millennium and Steepbank mines, a full year of activity on a new Kearl mine site development project awarded at the end of last year and our return to the Aurora mine. The new activity could not fully replace the prior year overburden removal and equipment cost recovery at the Horizon mine or projects that were completed last year, which included mine development and MSE wall construction projects at the Fort Hills mine and mine site development work at the Joslyn mine, suspended by the owner near the end of last year. Last year’s activity also included higher volumes of project work at the Horizon mine and equipment rental activity at the Mildred Lake mine.

Revenue for the current year was down from $470.5 million for the year ended December 31, 2013. The strong revenue in this prior period benefitted from the wrap-up of the Mildred Lake Mine Relocation (“MLMR”) civil construction project, the start-up of road construction on Highway 63, mine development activities at both the Joslyn and Kearl mines, muskeg removal activity at the Horizon mine and ongoing mine support activities at both the Millennium and Mildred Lake mines. Also contributing to this period’s revenue was ongoing overburden removal activity at the Horizon mine, under the long-term contract with that customer. On January 1, 2014, this customer exercised their rights under this cost reimbursable contract to assume the procurement activities for equipment maintenance parts, thus reducing reimbursable cost related revenue to revenue from equipment maintenance and equipment ownership costs.

Gross profit

For the year ended December 31, 2015, gross profit was $31.9 million or 11.3% of revenue, down from $51.4 million or 10.9% of revenue in the previous year. Current year gross profit benefitted from a strong program of winter work in the first and fourth quarters along with contributions from our site development, mine support and summer overburden activities which helped to mitigate the impact of the completion of a larger volume of project work at higher margins and the contribution from the Horizon mine’s overburden removal activity in the prior period.

Gross profit for the current period was down from $45.7 million or 9.7% of revenue for the year ended December 31, 2013. The stronger prior period results benefitted from the aforementioned volumes of civil construction and mine development activity and the affect of a full year of overburden removal and cost reimbursement from the long-term contract at the Horizon mine.

For the year ended December 31, 2015, equipment cost decreased by $71.3 million and $118.1 million, respectively, compared to the prior two years. The lower costs included a large reduction in operating lease expense in the current period ($1.1 million, down from $15.0 million and $23.0 million, respectively, compared to the last two years). The aforementioned changes to the reimbursable cost structure on the Horizon mine overburden removal contract, which included a large portion of the operating lease expense, accounted for the majority of the equipment cost reduction and caused an erosion of gross profit due to the corresponding loss of related margin on this contract.

16 Millennium mine, owned and operated by Suncor Energy Inc.

10	2015 Management’s Discussion and Analysis

NOA

Depreciation for the year ended December 31, 2015 was $40.0 million (14.2% of revenue) down from $42.9 million (9.1% of revenue) and up from $36.5 million (7.8% of revenue) for the years ended December 31, 2014 and 2013, respectively. Excluding prior year depreciation related to Horizon mine equipment ownership costs, depreciation was higher in the current period, primarily as a result of a larger mix of heavy equipment used to support the overburden removal and winter works programs. Current year depreciation included $3.9 million in write-downs of assets held for sale and accelerated depreciation for equipment components that did not achieve estimated lives. Accelerated depreciation for equipment components that did not achieve estimated lives is primarily related to early component failures or damage to the components incurred during operating activities. In the prior years we recorded $5.7 million and $3.4 million, respectively in write-downs and accelerated depreciation.

Operating income (loss)

For the year ended December 31, 2015, operating income was $2.8 million, down from $11.6 million and up from an operating loss of $2.7 million for the years ended December 31, 2014 and 2013, respectively. Mitigating the lower gross profit this year was a reduction in G&A expense (excluding stock-based compensation expense) ($5.6 million and $9.1 million lower than during the respective years ended December 31, 2014 and December 31, 2013) and a $1.6 million decrease in stock-based compensation cost ($1.6 million and $4.5 million lower than the respective years ended December 31, 2014 and December 31, 2013).

G&A expense (excluding stock-based compensation expense) was $24.6 million for the year ended December 31, 2015, down from $30.2 million and $33.7 million, in the years ended December 31, 2014 and 2013, respectively. The current year G&A reflects the benefits gained from restructuring and cost-saving initiatives implemented over the past year, partially offset by $1.4 million of restructuring charges recorded in the first quarter. Stock-based compensation cost decreased compared to the previous two years primarily as a result of the effect of the lower share price on the carrying value of the liability classified award plans and a reduction in plan participation due to the aforementioned restructuring.

During the year ended December 31, 2015 we recorded a $0.8 million loss on the disposal of plant and equipment and assets held for sale as we disposed of certain pieces of our heavy equipment fleet that had passed their useful lives. In addition we recorded $2.0 million of amortization of intangible assets. We recorded loss on disposal of plant and equipment and assets held for sale of $2.7 million and $5.2 million for the years ended December 31, 2014 and 2013, respectively. We recorded amortization of intangible assets of $3.6 million and $3.3 million for the respective years ended December 31, 2014 and 2013.

Net loss from continuing operations

For the year ended December 31, 2015, we recorded a net loss from continuing operations of $7.5 million (basic and diluted loss per share of $0.23), compared to a net loss from continuing operations of $0.7 million (basic and diluted loss per share of $0.02) for the year ended December 31, 2014 and a net loss from continuing operations of $24.1 million (basic and diluted loss per share of $0.50) for the year ended December 31, 2013. The combined income tax benefit in the current period is higher than the previous year combined income tax benefit as a result of the deferred tax benefit associated with the increased loss for the year ended December 31, 2015, offset by the estimated $2.0 M deferred tax expense impact of the province of Alberta’s corporate tax rate increase. Basic and diluted loss per share in the current period was partially affected by the reduction in issued and outstanding common shares (33,150,281 as at December 31, 2015 compared to 34,923,916 and 34,746,236 outstanding voting common shares as at December 31, 2014 and December 31, 2013, respectively). For a full discussion on our capital structure see “Resources and Systems – Securities and Agreements” in this MD&A.

2015 Management’s Discussion and Analysis	11

NOA

Summary of Consolidated Three Month Results

	Three Months Ended December 31,
(dollars in thousands, except per share amounts)	2015		2014		Change
Revenue	$64,994		$113,179		$(48,185)
Project costs	26,349		58,519		(32,170)
Equipment costs	19,346		32,599		(13,253)
Depreciation	10,347		11,935		(1,588)
Gross profit	8,952		10,126		(1,174)
Gross profit margin	13.8%		8.9%		4.8%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	6,123		8,055		(1,932)
Stock-based compensation expense (recovery)	615		(2,183)		2,798
Operating income	536		1,037		(501)
Interest expense	1,558		3,218		(1,660)
Net loss from continuing operations	(712)		(1,534)		822
Net loss margin from continuing operations	(1.1	) %	(1.4	) %	0.3%
Net loss from discontinued operations	—		(472)		472
Net loss	(712)		(2,006)		1,294
EBITDA from continuing operations(1)	$11,382		$14,430		$(3,048)
Consolidated EBITDA from continuing operations(1)	$13,456		$17,013		$(3,557)
Consolidated EBITDA margin from continuing operations	20.7%		15.0%		5.7%
Per share information – continuing operations
Net loss – Basic & Diluted	$(0.02)		$(0.04)		$0.02
Per share information – discontinued operations
Net loss – Basic & Diluted	$—		$(0.01)		$0.01
Per share information
Net loss – Basic & Diluted	$(0.02)		$(0.05)		$0.03
Cash dividend declared per share	$0.02		$0.02		$—

(1)	See “Non-GAAP Financial Measures”. A reconciliation of net loss from continuing operations to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended December 31,
(dollars in thousands)	2015	2014
Net loss from continuing operations	$(712)	$(1,534)
Adjustments:
Interest expense	1,558	3,218
Income tax benefit	(320)	(417)
Depreciation	10,347	11,935
Amortization of intangible assets	509	1,228
EBITDA from continuing operations	$11,382	$14,430
Adjustments:
Loss on disposal of property, plant and equipment	931	2,032
Loss (gain) on disposal of assets held for sale	238	(43)
Equity stock-based compensation expense	905	844
Gain on debt extinguishment	—	(250)
Consolidated EBITDA from continuing operations	$13,456	$17,013
Consolidated EBITDA from discontinued operations	$—	$(472)
Consolidated EBITDA	$13,456	$16,541

12	2015 Management’s Discussion and Analysis

NOA

Analysis of Three Month Results from Continuing Operations

Revenue

For the three months ended December 31, 2015, consolidated revenue was $65.0 million, down from $113.2 million in the same period last year. The current quarter revenue was driven by the completion of recent awards of summer overburden removal activity at the Steepbank17 and Millennium mines, the start-up of a significant winter works program at the Millennium mine, site development activity at the Kearl mine and the wrap-up of haul road construction at the Aurora mine which complemented ongoing mine support activity at the Kearl mine. The revenue contribution from the new awards helped to mitigate the drop in revenue as a result of the completion of prior year projects, including mine development and mechanically stabilized earth (“MSE”) wall construction at the Fort Hills mine, Joslyn mine development closeout activities and road construction on the Highway 6318 project. Prior year revenue also included activities related to the long-term Horizon mine contract which expired on June 30, 2015.

Gross profit

For the three months ended December 31, 2015, gross profit was $9.0 million or 13.8% of revenue, down from a gross profit of $10.1 million or 8.9% of revenue during the same period last year. The lower gross profit in the current quarter is primarily a result of the aforementioned drop in volume from the completion of prior year projects, partially mitigated by improved gross profit margins resulting from lower equipment rental costs in the period.

For the three months ended December 31, 2015, equipment cost decreased by $13.3 million compared to the prior year. The lower costs included a notable reduction in operating lease expense in the current quarter ($0.2 million, down from $3.0 million in the same period last year). A significant portion of the equipment cost reduction, including a majority of the lower operating lease expense, resulted from the completion of the Horizon mine contract earlier this year, which included a reimbursable cost structure for equipment maintenance and ownership costs.

For the three months ended December 31, 2015, depreciation was $10.3 million, down from $11.9 million in the same period last year. Current quarter depreciation included $2.2 million in write-downs of assets held for sale and accelerated depreciation for equipment components that did not achieve estimated lives, compared to $1.3 million in write-downs and accelerated depreciation in the prior year.

Operating income

For the three months ended December 31, 2015, operating income was $0.5 million, compared to operating income of $1.0 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $6.1 million for the three months ended December 31, 2015, down from $8.1 million in the same period last year, reflecting the benefits gained from restructuring and cost-saving initiatives implemented over the past year.

Stock-based compensation expense increased $2.8 million compared to the prior year, primarily as a result of the larger benefit recorded to the prior year’s liability classified stock-based compensation cost, driven by a decrease in the share price during that period.

For the three months ended December 31, 2015, we recorded $1.2 million of losses on the disposal of plant and equipment and assets held for sale compared to $2.0 million in the previous period.

Net loss from continuing operations

For the three months ended December 31, 2015, net loss from continuing operations was $0.7 million (basic and diluted loss per share of $0.02), compared to a net loss of $1.5 million from continuing operations (basic and diluted loss per share of $0.04) during the same period last year. The combined income tax benefit recorded in the current period is lower than the same period in the prior year as a result of the deferred tax benefit associated with the loss for the three months ended December 31, 2015 being lower than the deferred tax benefit associated with the comparative loss for the three months ended December 31, 2014.

17 Steepbank mine, owned and operated by Suncor Energy Inc.

18 Alberta Highway 63 project.

2015 Management’s Discussion and Analysis	13

NOA

Non-Operating Income and Expense from Continuing Operations

	Three Months Ended December 31,		Year Ended December 31,
(dollars in thousands)	2015	2014	2015	2014	2013
Interest expense
Long term debt
Interest on Series 1 Debentures	$452	$1,472	$3,986	$6,168	$2,716
Interest on Credit Facility	363	446	1,031	1,268	4,326
Interest on capital lease obligations	648	869	3,044	3,103	2,424
Amortization of deferred financing costs	107	427	1,961	1,594	12,507
Interest on long term debt	$1,570	$3,214	$10,022	$12,133	$21,973
Interest (income) expense	(12)	4	(142)	102	(276)
Total Interest expense	$1,558	$3,218	$9,880	$12,235	$21,697
Foreign exchange loss (gain)	10	20	(35)	38	(156)
Total unrealized gain on derivative financial instruments	—	—	—	—	(6,551)
(Gain) loss on debt extinguishment	—	(250)	576	54	6,476
Income tax benefit	(320)	(417)	(114)	(31)	(6,102)

Interest expense

Total interest expense was $1.6 million during the three months ended December 31, 2015, down from $3.2 million in the same period last year. In the year ended December 31, 2015, total interest expense was $9.9 million, down from the $12.2 million and $21.7 million for the respective years ended December 31, 2014 and December 31, 2013.

Interest on our Series 1 Debentures dropped to $0.5 million and $4.0 million, respectively, during the three months and year ended December 31, 2015, from $1.5 million and $6.2 million in the respective corresponding period last year and from $12.5 million for the year ended December 31, 2013. The savings on Series 1 Debenture interest expense in the current year is a result of the redemption of $38.8 million of Series 1 Debentures, $16.3 million of redemptions in 2014 and $150.0 million of redemptions in 2013.

Interest on our Credit Facility dropped to $0.4 million and $1.0 million, respectively, during the three months and year ended December 31, 2015, from $0.4 million and $1.3 million during the respective three months and year ended December 31, 2014. Reduced pricing on our Credit Facility executed this year mitigated costs related to the increased borrowing in the current periods. Current year interest expense on our Credit facility is higher than the interest during the year ended December 31, 2013, largely due to the increased borrowing in the current year as compared to 2013 year.

Interest on capital lease obligations of $0.6 million and $3.0 million during the respective three months and year ended December 31, 2015, was slightly lower than the previous periods as improved lease facility pricing offset an increase in equipment secured through capital leases. Current year interest on capital lease obligations is lower than the interest during the year ended December 31, 2013, largely due to the increase in financing of plant and equipment by capital lease. For a discussion on assets under capital lease see “Resources and Systems – Capital Resources and Use of Cash”.

Amortization of deferred financing costs decreased in the three months ended December 31, 2015 to $0.1 million and increased in the year ended December 31, 2015 to $2.0 million, from $0.4 million and $1.6 million, respectively, in the corresponding periods last year. The replacement of the Previous Credit Facility and the partial redemption of Series 1 Debentures resulted in the recording of $nil and $0.7 million in write-offs of deferred financing costs against this expense during the three months and year ended December 31, 2015, respectively, compared to $0.1 million and $0.2 million in deferred financing cost write-offs in the respective corresponding periods last year from partial Series 1 Debenture redemptions. Current year amortization of deferred financing costs is significantly lower than the amount recorded during the year ended December 31, 2013 due to the 2013 partial redemption of $150.0 million in Series 1 Debentures and the expiration of our previous credit facility, which resulted in a $3.1 million write-off of deferred financing costs during the year.

Foreign exchange loss (gain)

The foreign exchange gains and losses relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment and equipment parts. A more detailed discussion about our foreign currency risk can be found under “Risk Factors – Quantitative and Qualitative Disclosures about Market Risk”.

14	2015 Management’s Discussion and Analysis

NOA

Loss on debt extinguishment

During the year ended December 31, 2015, we redeemed $38.8 million aggregate principal amount of Series 1 Debentures as part of our debt restructuring and recorded a loss of $0.6 million related to the transactions. The loss on debt extinguishment of $0.1 million and $6.5 million for the years ended December 31, 2014 and 2013, respectively, relate to partial Series 1 Debenture redemptions completed during each year.

A more detailed discussion on the partial redemption of our Series 1 Debentures can be found under “Resources and Systems – Securities and Agreements”.

Income tax benefit

For the three months ended December 31, 2015, we recorded a current income tax expense of $nil and a deferred income tax benefit of $0.3 million, providing a total income tax benefit of $0.3 million. This compares to a combined income tax benefit of $0.4 million for the same period last year.

For the year ended December 31, 2015, we recorded a current income tax expense of $nil and a deferred income tax benefit of $0.1 million for a total income tax benefit of $0.1 million. This compares to a combined income tax benefit of $nil and $6.1 million for the years ended December 31, 2014 and 2013, respectively.

Income tax as a percentage of income before taxes differs from the statutory rates of 26.0% for the three months and year ended December 31, 2015, 25.26% for the three months and year ended December 31, 2014 and 25.12% for the year ended December 31, 2013. The differences in the year ended December 31, 2015 were primarily due the enacted increase of the Alberta provincial corporate tax rates, permanent differences resulting from stock-based compensation expense and other income tax adjustments. The difference from the statutory rates in all other periods is primarily due to permanent differences resulting from stock-based compensation expense and other tax adjustments.

Summary of Consolidated Cash Flows from Continuing Operations

Consolidated cash flows from continuing operations are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands)	2015	2014	2015	2014	2013
Cash provided by operating activities	$12,492	$12,072	$77,099	$41,701	$57,488
Cash (used) provided by investing activities	(4,999)	7,799	4,769	(19,488)	(27,093)
Cash used by financing activities	(8,333)	(18,946)	(50,473)	(34,527)	(246,148)
Net (decrease) increase in cash from continuing operations	$(840)	$925	$31,395	$(12,314)	$(215,753)

Operating activities

Cash provided (used) from the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014	2013
Net change in non-cash working capital
Accounts receivable	$6,726	$(14,187)	$45,367	$3,674	$29,765
Unbilled revenue	1,037	24,289	26,057	(11,454)	30,275
Inventories	(227)	304	3,746	(1,542)	(644)
Prepaid expenses and deposits	399	1,333	690	(780)	634
Accounts payable	(1,683)	(4,966)	(29,751)	9,928	(31,847)
Accrued liabilities	(4,272)	(2,163)	(6,892)	(954)	(1,603)
Long term portion of liabilities related to equipment leases	—	—	—	—	(209)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(780)	(3,316)	457	(6,357)	(872)
	$1,200	$1,294	$39,674	$(7,485)	$25,499

During the three months ended December 31, 2015, cash provided in operating activities was $12.5 million, up from $12.1 million provided during the three months ended December 31, 2014. The comparable cash flows between the two periods reflects the similar profitability, adjusted for non-cash items and similar cash provided by working capital in the two periods.

2015 Management’s Discussion and Analysis	15

NOA

During the year ended December 31, 2015, cash provided in operating activities was $77.1 million, up from $41.7 million provided during the year ended December 31, 2014 and up from $57.5 million provided during the year ended December 31, 2013. The increased cash flow in the current period is largely a result of $39.7 million contributed from the decrease of working capital, driven primarily by the completion of final project billings and the settlement of related holdbacks for projects completed in the prior year partially offset by the settlement of accounts payable liabilities related to the same projects completed in the prior year. Cash provided by operations during the year ended December 31, 2014 was negatively affected by an increase in working capital from the project closeout billing activity that extended into 2015. Cash provided by operations during the year ended December 31, 2013 was impacted by a net loss, offset by non-cash items and cash provided by working capital.

There are currently no legal or economic restrictions on subsidiaries of NAEPI that could impair the ability to pay dividends and provide loans or advances to NAEPI.

Investing activities

During the three months ended December 31, 2015, cash used by investing activities was $5.0 million, compared to $7.8 million provided by investing activities for the three months ended December 31, 2014. Current period investing activities included $12.6 million for the purchase of plant, equipment and intangible assets, partially offset by $7.6 million received on the disposal of plant, equipment, assets held for sale and the partial settlement of sale and leaseback agreements. Prior year investing activities included $6.6 million for the purchase of plant, equipment and intangible assets, offset by $14.4 million cash received on the disposal of plant, equipment, assets held for sale and settlement of sale and leaseback agreements.

During the year ended December 31, 2015, cash provided by investing activities was $4.8 million, compared to $19.5 million and $27.1 million used for investing activities in the respective years ended December 31, 2014 and December 31, 2013. Current period investing activities included cash inflows of $38.0 million for the partial settlement of sale and leaseback agreements and the disposal of plant and equipment and assets held for sale, which was primarily related to the $29.4 million Canadian Natural contract fleet sale. This was partially offset by $33.3 million of plant, equipment and intangible asset purchases which included $5.4 million for the settlement of liabilities related to fourth quarter 2014 plant, equipment and intangible asset purchases and the buyout of $3.0 million of operating leases. Investing activities during the year ended December 31, 2014 included $36.1 million in purchase of plant, equipment and intangible assets, partially offset by $16.6 million in proceeds on the disposal of plant, equipment, assets held for sale and settlement of sale and leaseback agreements. Investing activities during the year ended December 31, 2013 include $34.2 million for the purchase of plant, equipment and intangible assets, offset by $7.1 million in proceeds on disposal of plant and equipment.

Financing activities

Cash used in financing activities during the three months ended December 31, 2015, was $8.3 million driven by $1.1 million in scheduled principal repayments on the Credit Facility term loan, $4.8 million in capital lease obligation repayments and $1.1 million for the purchase and subsequent cancellation of common shares. Cash used in financing activities for the three months ended December 31, 2014 was $18.9 million, primarily from a net $3.9 million repayment to the Previous Credit Facility, $5.2 million in capital lease obligation repayments, the retirement of $6.3 million in Series 1 Debentures, $1.9 million for the purchase and subsequent cancellation of common shares and $1.2 million of treasury share purchases. Cash used in dividend payments during the three months ended December 31, 2015 was $1.3 million and for the three months ended December 31, 2014 was $0.7 million. Cash used in the current period for dividend payments was $0.6 million higher than the prior year, reflecting the change in dividend payment date implemented during the three months ended December 31, 2015.

16	2015 Management’s Discussion and Analysis

NOA

For the year ended December 31, 2015, cash used in financing activities was $50.5 million which included $39.4 million used for the redemption and repurchase of Series 1 Debentures primarily funded by $30.0 million in borrowings under the Credit Facility. Current period financing activity also included $5.5 million of Previous Credit Facility repayments, $1.4 million of Credit Facility repayments, $21.7 million in capital lease obligation repayments, $6.2 million for the purchase and subsequent cancellation of common shares and $2.4 million of treasury share purchases. Cash used in financing activities during the year ended December 31, 2014 was $34.5 million, driven by $18.7 million in capital lease obligation repayments, $16.3 million in Series 1 Debenture redemptions, $1.9 million for the purchase and subsequent cancellation of common shares and $3.7 million of treasury share purchase activity, partially offset by a $5.5 million increase in borrowings from the Previous Credit Facility and $2.8 million in proceeds from exercised options. Cash used in financing activities of $246.1 million for the year ended December 31, 2013 included $156.5 million towards the redemption of Series 1 Debentures, a net repayment towards the Previous Credit Facility of $62.3 million, capital lease repayments of $14.0 million and $11.7 million towards the purchase and subsequent cancellation of common shares. Dividend payment began during the year ended December 31, 2014. The cash used in the current period for dividend payments was $1.2 million higher than the prior year, reflecting the early 2014 implementation of the new dividend policy and the change in dividend payment date implemented this year.

Summary of Consolidated Quarterly Results

A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	claims and change-orders;

•	the level of borrowing under our Series 1 Debentures, Credit Facility and the corresponding interest expense recorded against the outstanding balance of each.

The table, below, summarizes our consolidated results for the preceding eight quarters for continuing operations:

	Three Months Ended

(dollars in millions, except per share amounts)	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
Revenue	$65.0	$66.8	$64.4	$85.1	$113.2	$134.7	$116.2	$107.7
Gross profit	9.0	7.4	4.6	11.0	10.1	16.8	9.3	15.2
Operating income (loss)	0.5	1.0	(0.8)	2.2	1.0	9.7	(2.2)	3.0
Consolidated EBITDA from continuing operations	13.5	12.2	8.1	14.8	17.0	22.0	10.2	15.2
Total net (loss) income(i)	(0.7)	(2.1)	(4.1)	(0.5)	(2.0)	4.8	(4.1)	0.1
Net (loss) income per share – basic(ii)	$(0.02)	$(0.07)	$(0.13)	$(0.01)	$(0.04)	$0.14	$(0.12)	$0.00
Net (loss) income per shares – diluted(ii)	$(0.02)	$(0.07)	$(0.13)	$(0.01)	$(0.04)	$0.13	$(0.12)	$0.00
Cash dividend declared per share(ii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02

i)	Total net (loss) income includes results from discontinued operations. Revenue, gross profit, operating income (loss) and Consolidated EBITDA excludes results from discontinued operations.

ii)	Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

iii)

On February 19, 2014, we announced that as part of the Company’s long term strategy to maximize shareholders’ value and broaden our shareholder base, the Board of Directors approved the implementation of a new dividend policy whereby, we intend to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis. Numbers reported reflect the dividend per share declared at the end of each quarter.¿

2015 Management’s Discussion and Analysis	17

NOA

We generally experience a decline in our mine site support revenue such as reclamation and muskeg removal services during the three months ended June 30 of each year due to seasonality, as weather conditions make performance of this heavy equipment intensive work in the oil sands difficult during this period. The mine support activity levels in the oil sands decline when frost leaves the ground and access of excavation and dumping areas, as well as associated roads are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as “spring breakup” and has a direct impact on our mine support activity levels. All other events being equal, mine support revenue during the December to March time period of each year is traditionally highest as ground conditions are most favourable for work requiring frozen ground access in the oil sands.

Delays in the start of the winter freeze, required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues or have an adverse affect on project performance in the winter period. It should be noted that extreme weather conditions during this period, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability. In each of the past two years we have experienced either a late winter freeze or an abnormal winter thaw causing results to deviate from the typical winter pattern. In addition, construction project delays have reduced demand for services typically provided during the three months ended March 31 in each of the past two years.

Our civil construction revenue, which usually includes a higher percent of low margin materials revenue, generally ramps up after the “spring breakup”, once ground conditions stabilize. We typically use lower capacity equipment to support civil construction activities during this period resulting in a lower rate of revenue per equipment hour. Civil construction activity continues until the winter freeze at which time we typically demobilize this lower capacity equipment from the sites. The margin and schedule for this type of work is negatively affected by low productivity if weather delays extend beyond seasonal averages for the construction season. These additional delays can push the project completion into the more costly winter season or require us to re-mobilize to the site after the winter season to complete the project.

Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

Profitability also varies from quarter-to-quarter as a result of the resolution of claims and unsigned change-orders. While claims and change-orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues. For further explanation, see “Claims and Change Orders”.

Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense. Events in the past two years, which include the reduction of our overhead support costs and the overall reduction of our debt, have changed the impact of these fixed costs as compared to previous years.

Claims and Change Orders

Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.

Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements.

Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

18	2015 Management’s Discussion and Analysis

NOA

For the three months and year ended December 31, 2015, due to the timing of receipt of signed change orders we had approximately $3.2 million and $7.6 million, respectively, in claims revenue recognized to the extent of costs incurred. As at December 31, 2015, we had $7.5 million of unresolved claims and change orders, primarily related to one customer, recorded on our balance sheet. This compares to $3.1 million of unresolved claims and change-orders recorded on our balance sheet for the year ended December 31, 2014. We are working with our customers in accordance with the terms of our contracts to come to a resolution on additional amounts, if any, to be paid to us with respect to these unresolved claims.

Contingent Proceeds

On July 12, 2013, we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the “Piling sale”) to the Keller Group plc (the “Keller Group” or the “Purchaser”). In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses. The results of piling operations are included in net income from discontinued operations for all periods presented.

As part of the sale there was the potential for us to receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold in the three years following the transaction. We have completed our review of the Keller Group profits for the first two post-transaction years and verified that the Purchaser had not achieved the prescribed profitability thresholds. Further, because the third year threshold is cumulative, the failure to meet the thresholds in the first two years makes it very unlikely that thresholds will be met in the third year. As such, we have determined that it is very unlikely that we will realize any of the potential additional proceeds.¿

E. OUTLOOK

Several previous deep cyclical downturns in the oil industry have had fairly swift ‘v’ shaped recoveries and although this one started abruptly, we now believe that it will last well into 2017. Rebalancing of supply may gather pace during 2016 but could take several quarters to have a meaningful impact on the price of oil.¿

Coincidental with the downturn we have experienced dramatic change in both the provincial government in Alberta and the federal government. This has layered on additional uncertainty to an already uncertain situation, in which oil sands customers are making spending decisions. A positive feature of this political change though is that we should see significantly increased expenditure on infrastructure projects by both new governments in the medium term.¿

In response to the downturn we expect our oil sands customers to continue to grow their production in order to dilute operating costs per barrel.¿ While it is unlikely that there may be new oil sands mines announced until oil prices are much higher, it is important to note that the planned production increases on existing mines have partially offset recent new mine deferrals, with such production increases approximating two or three mines as they were originally conceived.¿ Over the medium to long term this drive for increased production should lead to greater volumes of recurring mine services for us to address.¿ It is noteworthy to mention that in addition to the planned production increases, some of our oil sands customers have mentioned that they have reserves and mine plans in excess of 40 years.

In oil sands mining, we are performing our winter earthworks program and although some mild temperatures have had negative impacts on operating execution, these have been offset by improved equipment maintenance and reliability efficiency from these same warmer than usual conditions. All-in-all we are executing the work safely and effectively and expect to finish the winter season with reasonable operating results.¿ This coming spring-summer construction season in oil sands mining is seen as more unpredictable as the potential impacts of reduced oil price capital reductions and scheduled plant maintenance turn-around has not yet been communicated. We do have a base load of awarded projects and recurring work for the spring-summer season and will look to build on this with tendered work over next few months.¿

We expect an active estimating year in oil sands mining as in addition to the re-tendering of a 5 year earthworks Master Service Agreement (“MSA”), we also will have opportunity to tender for activities previously self-performed by clients such as the fueling and servicing of their oil sands mining fleet. We expect these newly outsourced opportunities to potentially increase recurring services work by around $40 million per annum.¿ Meanwhile, in the non-mining oil sands sector, we continue to anticipate oil price related deferred construction spend on SAGD and non-mining areas and expect that trend to continue through 2016.¿

2015 Management’s Discussion and Analysis	19

NOA

In the other resource industries such as coal, iron ore, diamonds, base metals, and precious metals, we continue to see reductions in spending due to commodity pricing and project financing difficulties. Although we are actively pricing an earthworks project for a northern diamond mine and expect some minor activity for operations that have permits and financing in place, overall as a sector we do not anticipate significant operating contributions from the resource sector in 2016.¿

Our business development work in the Infrastructure sector in 2015 helped us build on our strategy to secure diversified revenue. We completed our first major provincial road job, formed a strong partnership and qualified as one of four teams tendering on the BC Hydro Site C earthworks project, formed another partnership for pre-qualification on Calgary Ring Road project19, and have been actively bidding, building relationships with potential partners, and developing systems for more effective tracking of federal, provincial and municipal infrastructure projects.

We continue to see the infrastructure sector as positive opportunity and are actively pursuing both major and minor infrastructure projects across Canada. In major infrastructure projects we seek to find strong senior partners with mega project experience looking for an earthworks contractor that has the assets and can put the “boots on the ground” to execute earthworks safely and efficiently. If our partnership is successful in the tender, we look to self-perform the earthworks while also contributing to the overall project management team. When our project team is not awarded the work, we continue to pursue the opportunity as potential earthworks subcontractor to the awarded team(s). Such is the case for our Site C earthworks and Calgary Ring Road projects. Although we would prefer to be awarded the work through our partnership tenders, we have been able to price subcontract work when our team is unsuccessful. We believe the project insight and knowledge gained by being a project partner increases our ability to accurately price and risk work as subcontractor.¿

Our recent debt reduction initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure will, we believe, provide a stable base to endure the current macroeconomic uncertainties, allowing us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities that may arise.¿

In summary, we continue to pursue heavy and light civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and provincial highway and infrastructure projects across Canada. We continue to improve operating performance in order to maintain, or grow, our share of available work. Our clear objective for 2016 is to continue to demonstrate resilience of free cash flow in a very challenging operating environment.

F. LEGAL AND LABOUR MATTERS

Laws and Regulations and Environmental Matters

Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:

•	permit and licensing requirements applicable to contractors in their respective trades;

•	building and similar codes and zoning ordinances; and

•	laws and regulations relating to worker safety and protection of human health.

We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.

For a complete discussion of our laws and regulations and environmental matters, see the “Legal and Labour Matters – Laws and Regulations and Environmental Matters” section of our Annual Information Form (“AIF”), which section is expressly incorporated by reference into this MD&A.

Legal Proceedings and Regulatory Actions

From time to time, we are a party to litigation and legal proceedings that we consider to be a part of the ordinary course of business. While no assurance can be given, we believe that, taking into account reserves and insurance coverage, none of the litigation or legal proceedings in which we are currently involved or know to be contemplated could reasonably be or could likely be considered important to a reasonable investor in making an investment decision, expected to have a material adverse effect on our business, financial condition or results of operations. We may, however, become involved in material legal proceedings in the future that could have such a material adverse effect.

19 The Southwest Calgary Ring Road project, City of Calgary.

20	2015 Management’s Discussion and Analysis

NOA

Employees and Labour Relations

As at December 31, 2015, we had approximately 152 salaried employees (2014 – 250 salaried employees; 2013 – 250 salaried employees) and approximately 831 hourly employees (2014 – 1,100 hourly employees; 2013 – 975 hourly employees) in our Western Canadian operations. Of the 831 hourly employees, approximately 683 employees are union members and work under collective bargaining agreements (December 31, 2014 – 900 employees; December 31, 2013 – 800 employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from 800 employees to approximately 1,600 employees depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.

The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers (“IUOE”) Local 955. A new 5-year collective agreement was negotiated in 2015 which ensures labour stability through to 2020. Other collective agreements in effect include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association (“ARBHCA”) which recently expired. The parties have agreed to extend the term of the current agreement while negotiations continue. A third collective agreement in effect is specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., the term of which expires in 2017. The Acheson shop employs 34 employees (2014 – 40 employees; 2013 – 37 employees).

Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.¿

G. RESOURCES AND SYSTEMS

CAPITAL STRATEGY

Our capital strategy continues to focus on increasing shareholder value and reducing our cost of debt. Our capital strategy activities in the prior two and a half years included significantly reducing our total debt, lowering our average cost of debt, purchasing and subsequently canceling almost 10% of our voting common shares and increasing the borrowing flexibility of our Credit Facility by securing the facility through a combination of working capital and equipment. Building on these prior year successes, we took the following actions in 2015:

•

Entered into an amended Credit Facility with our existing banking syndicate for borrowings of up to $100.0 million. The Credit Facility is composed of a $70.0 million Revolver that will support borrowing and letters of credit and a $30.0 million Term Loan to support the redemption and repurchase of our Series 1 Debentures. The new credit agreement is expected to provide a lower cost of debt, more flexible terms and an increased borrowing base.

•

Secured more than $75.0 million of lower cost equipment leasing capacity through our equipment leasing partners (we are limited by the Credit Facility to $75.0 million of outstanding capital equipment leases at any time).

•

Redeemed $37.5 million of the Series 1 Debentures, on a pro rata basis for 101.52% of the principal amount, plus accrued and unpaid interest, using funds from the Term Loan in the Credit Facility and available cash.

•	Reduced total debt to $110.9 million from $128.3 million in the prior year, a $17.4 million reduction while also ending the current year with $32.4 million in cash.

•	Completed a normal course issuer bid with 1,271,195 voting common shares purchased and cancelled in the United States primarily through the facilities of the New York Stock Exchange (“NYSE”).

•	Completed a normal course issuer bid in Canada with the purchase and subsequent cancellation of 532,520 of our voting common shares through the facilities of the Toronto Stock Exchange (“TSX”).

With this further strengthening of our balance sheet we continue to build on our flexibility to be more competitive with our pricing in the oil sands and to endure uncertain times in oil price driven marketplaces.

We will continue to take advantage of our Credit Facility to deal with the working capital demands from the start-up of new projects. In addition, we believe we can continue to take advantage of our capital leasing capacity to improve our mix of higher cost debt relative to lower cost lease debt.¿

2015 Management’s Discussion and Analysis	21

NOA

For a complete discussion on these activities see “Credit Facility” and “Securities and Agreements” in this section of the MD&A

Liquidity

Liquidity requirements

Our primary uses of cash are for plant, equipment and intangible asset purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends.

Sources of liquidity

Our principal sources of cash are cash on hand, funds from operations and borrowings under our Credit Facility. As at December 31, 2015, our cash balance of $32.4 million was $31.4 million higher than our cash balance at December 31, 2014.

We met our letters of credit requirements during the year ended December 31, 2015 through drawings from the Revolver. During the year ended December 31, 2014, we supplemented both our cash and letters of credit requirements from the Previous Credit Facility. A more detailed discussion on the Revolver can be found in “Credit Facility” below.

We anticipate that we will likely have enough cash from operations to fund our annual expenses, capital additions and dividend payments in 2016. In the event that we require additional funding, we believe that this could be satisfied by the funds available from our Credit Facility.¿

Summary of Consolidated Financial Position

(dollars in thousands)	December 31, 2015	December 31, 2014
Cash	$32,351	$956
Current working capital assets
Accounts receivable	$24,736	$66,503
Unbilled revenue	17,565	43,622
Inventories	2,575	7,449
Prepaid expenses and deposits	1,682	2,253
Assets held for sale	180	29,589
Current working capital liabilities
Accounts payable	(25,034)	(58,089)
Accrued liabilities	(6,768)	(14,997)
Billings in excess of costs	(457)	—
Total net current working capital (excluding cash)	$14,479	$76,330
Intangible assets	3,174	4,385
Plant and equipment	258,752	260,898
Total assets	360,694	456,581
Capital lease obligations (including current portion)	(62,443)	(64,055)
Credit Facility (including current portion)	(28,572)	(5,536)
Series 1 Debentures	(19,927)	(58,733)
Total Debt*	(110,942)	(128,324)
Total long term financial liabilities ‡	(83,112)	(108,512)

*	See “Non-GAAP Financial Measures”.

‡	Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

Current working capital fluctuations effect on liquidity

As at December 31, 2015, we had $0.1 million in trade receivables that were more than 30 days past due, down from $1.3 million as at December 31, 2014. We did not require an allowance for doubtful accounts related to our trade receivables, for the current or prior year. We continue to monitor the credit worthiness of our customers.

Included in assets held for sale at December 31, 2014 were the contract-specific equipment with a carrying value of $29.4 million sold to Canadian Natural on January 2, 2015. For a more detailed discussion on this transaction, please see “Significant Business Events – 2015 Sale of Contract Equipment to Horizon Mine Customer” in the MD&A for the year ended December 31, 2014.

22	2015 Management’s Discussion and Analysis

NOA

Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred within unbilled revenue. As of December 31, 2015, we had $7.5 million of unresolved claims and change orders recorded on our balance sheet. This compares to $3.1 million for the year ended December 31, 2014. For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.

The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances at the start of such projects.

Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.

As at December 31, 2015, holdbacks totaled $nil, down from $10.7 million as at December 31, 2014. Holdbacks represent nil% of our total accounts receivable as at December 31, 2015 (16% as at December 31, 2014). The current year decrease in holdbacks represents the collection of holdbacks related to construction services projects that wrapped up in the fall of 2014.

Plant, Equipment and Intangible Asset Purchases

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. Having an effective maintenance program is important to support our large revenue producing fleet in order to avoid equipment downtime, which can affect our revenue stream and our project profits.

As part of our maintenance program for our larger sized equipment, it is often cost effective to replace major components of the equipment, such as engines, drive trains and under carriages to extend the useful life of the equipment. The cost of these major equipment overhauls are recorded as capital expenditures and depreciated over the life of the replacement component. We refer to this type of equipment as “multi-life component” equipment. Once it is no longer cost effective to replace a major component to extend the useful life of a multi-life component piece of equipment, the equipment is disposed of and replacement capital requirements are determined based on historical utilization and anticipated future demand.

For the balance of our heavy and light equipment fleet, it is not cost effective to replace individual components, thus once these units reach the end of their useful lives, they are disposed of and replacement capital decisions are likewise assessed based on historical utilization and anticipated future demand. We refer to this type of equipment as “single-life component” equipment.

In addition, we may acquire new equipment to replace disposed assets and/or support our growth as we take on new projects. This includes the addition of revenue producing fleet and site infrastructure assets to support the maintenance activities of the fleet.

We typically require between $15.0 million to $25.0 million, annually, for capitalized maintenance that extends the useful life of our existing equipment fleet and an additional $10.0 million to $15.0 million (net of proceeds from disposals) to replace equipment that has reached the end of its useful life. Our fleet replacement is primarily focused on our smaller, civil construction equipment and reflects the current and anticipated continued high demand and utilization of these fleets.

In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. In addition, we develop or acquire our intangible assets through capital expenditures. Our equipment ownership strategy allows us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.¿ Our equipment fleet value is currently split among owned (61%), leased (36%) and rented equipment (3%).

2015 Management’s Discussion and Analysis	23

NOA

For the year ended December 31, 2015, we used $30.1 million of cash for the purchase of plant, equipment and intangible assets and acquired $9.7 million of equipment through capital leases. During the current year we also entered into $10.4 million of capital equipment leases specific to sale and leaseback agreements for five of our larger capacity haul trucks. We received $38.0 million in proceeds for the disposal of plant, equipment and assets held for sale, which was primarily related to the Canadian Natural contract fleet sale and a partial settlement from the sale and leaseback arrangements. During the year ended December 31, 2015, we also settled $3.2 million of liabilities related to purchases of plant, equipment and intangible assets.

We believe that our current fleet size and mix is in alignment with the current and near-term growth expectations of equipment demands from our clients. We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets.

In 2016 we intend to limit our capital expenditures to approximately $25.0 million to $35.0 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements.

We believe our cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet these requirements.¿

Credit Facility

On July 8, 2015 we entered into the Sixth Amended and Restated Credit Agreement (the “Credit Facility”) with our existing banking syndicate replacing the Fifth Amended and Restated Credit Agreement (the “Previous Credit Facility”). The Credit Facility provides for borrowings of up to $100.0 million, contingent upon the value of the borrowing base as defined by the Credit Facility. This facility matures on September 30, 2018.

The Credit Facility is composed of a $70.0 million revolver (the “Revolver”) that will support borrowing and letters of credit and a $30.0 million term loan (the “Term Loan”) to support the redemption and repurchase of our Series 1 Debentures. The Credit Facility provided pre-approval for the redemption and repurchase of the Series 1 Debentures in an amount up to $40.0 million (the previous pre-approved amount was $20.0 million) and required that the principal on the Series 1 Debentures be reduced to a maximum outstanding face value of $20.0 million by June 30, 2016. We have met this obligation.

The Term Loan is to be repaid based on an 84 month amortization schedule and prepaid by an annual sweep of 25% of consolidated excess cash flow which is defined as Consolidated EBITDA less: (i) cash tax paid; (ii) debt servicing obligations; (iii) unfunded capital expenditures; and (iv) qualified external payments. The Term Loan repayments proportionately reduce the total available borrowing under the Term Loan of the Credit Facility.

The Credit Facility provides a borrowing base, which is determined by the value of receivables, inventory, unbilled revenue and equipment.

Under the terms and duration of the agreement, the Senior Leverage Ratio is to be maintained at a ratio of less than 3.5:1 through December 31, 2016 and thereafter reduced to a ratio of less than 3.0:1. The Fixed Charge Cover Ratio is to be maintained at a ratio greater than 1.0:1.

•	The Senior Leverage Ratio means, at any time, the ratio of the Senior Debt at such time to Consolidated EBITDA for the four Fiscal Quarters ended immediately preceding such time.

•	The Fixed Charge Cover Ratio means, for any period, the ratio of:

a.	Consolidated EBITDA for such period less current Taxes based on income of the Borrower and its Subsidiaries and paid in cash with respect to such period, to

b.	Consolidated Fixed Charges for such period. Consolidated Fixed Charges is defined as, for any period, an amount equal to the sum (without duplication) of the amounts for such period of (i) Consolidated Cash Interest Expense, (ii) scheduled payments of the principal amount of debt payable by the Borrower or any of its Subsidiaries (excluding the principal paid on the 9.125% Series 1 Senior Unsecured Debentures if repaid by the Borrower), (iii) Unfunded External Payments and (iv) Unfinanced Net Capital Expenditures, all of the foregoing as determined on a consolidated basis for the Borrower and its Subsidiaries for such period in conformity with GAAP.

As at December 31, 2015, we were in compliance with the Credit Facility covenants. The annual sweep of consolidated excess cash flow calculation identified the requirement for us to make a $1.7 million accelerated payment on the Term Loan, payable by March 31, 2016.

24	2015 Management’s Discussion and Analysis

NOA

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (“LIBOR”) (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on our Total Debt to trailing 12-month Consolidated EBITDA ratio, unlike the Previous Credit Facility in which pricing margin were dependent on our credit ratings by Standard & Poor (“S&P”).20

The Credit Facility is secured by a first priority lien on all of our existing and after-acquired property.

Compared to the Previous Credit Facility, the Credit Facility provides a 125 basis point improvement to pricing on borrowed funds, where the Total Debt to trailing 12-month Consolidated EBITDA ratio is less than 2.25:1 and a 45% reduction in standby fees on the undrawn portion of the Revolver capacity.

For a discussion of our debt ratings, see the “Debt Ratings” section of our annual AIF, which section is expressly incorporated by reference in this MD&A.

Borrowing activity under the Credit Facility

As of December 31, 2015, there was $2.4 million issued and undrawn letters of credit under the Revolver and a $28.6 million unpaid balance for the Term Loan. The December 31, 2015 borrowing base allowed for a maximum draw of $83.8 million, limiting our unused borrowing availability against the Revolver to $52.8 million.

As at December 31, 2014 under the Previous Credit Facility, there was a $5.5 million drawdown against the Revolver (under Tranche A) and $5.1 million of issued and undrawn letters of credit (under Tranche B). As at December 31, 2014, our unused borrowing availability under the Revolver was $54.5 million.

Contractual Obligations and Other Commitments

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of December 31, 2015 for our ongoing operations.

					Payments due by fiscal year
(dollars in thousands)	Total	2016	2017	2018	2019	2020 and thereafter
Series 1 Debentures(i)	$19,927	$—	$19,927	$—	$—	$—
Credit Facility(ii)	28,572	5,962	4,284	18,326	—	—
Capital leases (including interest)	67,966	27,007	18,230	15,618	5,002	2,109
Equipment and building operating leases	27,082	3,982	3,882	4,041	3,740	11,437
Supplier contracts	7,795	4,623	3,172	—	—	—
Total contractual obligations	$151,342	$41,574	$49,495	$37,985	$8,742	$13,546

(i)	The Series 1 Debentures bear interest of 9.125% and mature on April 7, 2017. Interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year.

(ii)	The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.

Our total contractual obligations of $151.3 million as at December 31, 2015 have decreased from $176.1 million as at December 31, 2014 primarily as a result of the early redemption and repurchase of $38.8 million in Series 1 Debentures primarily funded by the addition of a $30.0 million term loan under our new Credit Facility and the repayment of $5.5 million in borrowing under our Previous Credit Facility.

20 Standard and Poor’s Ratings Services (“S&P”), a division of The McGraw-Hill Companies, Inc.

2015 Management’s Discussion and Analysis	25

NOA

The following table summarizes our payments due by period as of December 31, 2015 for our ongoing operations.

				Payments due by period
(dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Series 1 Debentures	$19,927	$—	$19,927	$—	$—
Credit Facility	28,572	5,962	22,610	—	—
Capital Leases (including interest)	67,966	27,007	33,848	6,698	413
Equipment and building operating leases	27,082	3,982	7,923	7,479	7,698
Supplier contracts	7,795	4,623	3,172	—	—
Total contractual obligations	$151,342	$41,574	$87,480	$14,177	$8,111

For a discussion on the Credit Facility see “Credit Facility”, above and for a more detailed discussion of our 9.125% Series 1 Debentures, see “Description of Securities and Agreements – 9.125% Series 1 Debentures” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Off-balance sheet arrangements

We currently do not have any off-balance sheet arrangements.

Securities and Agreements

Capital structure

We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.

Effective December 18, 2014, we commenced a normal course issuer bid for the purchase and cancellation of 1,771,195 outstanding voting common shares in the United States primarily through the facilities of the New York Stock Exchange (“NYSE”). During the year ended December 31, 2015, we purchased and subsequently cancelled 1,271,195, voting common shares (500,000 voting common shares were purchased and subsequently cancelled during the year ended December 31, 2014). The voting common shares purchased in the United States since the inception of the US purchase program were at a volume weighted average price of US$2.91 per share.

All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.

On August 14, 2015 we commenced a normal course issuer bid in Canada through the facilities of the Toronto Stock Exchange, to purchase up to 532,520 of our voting common shares which, at the time the issuer bid commenced, represented approximately 1.6% of the public float (as defined in the TSX Company Manual). During the three months and year ended December 31, 2015 we have purchased and subsequently cancelled 378,620 and 532,520 voting common shares respectively at a volume weighted average price of $2.83. For a complete discussion on the TSX normal course issuer bid see “Significant Business Events – Accomplishments against our 2015 Strategic Priorities” in this MD&A.

On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.

As at February 11, 2016, there were 33,150,281 voting common shares outstanding, which included 1,360,180 common shares held by the trust fund and classified as treasury shares on our consolidated balance sheets (33,150,281 common shares, including 1,256,803 common shares classified as treasury shares at December 31, 2015). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at December 31, 2015, there were an aggregate of 1,448,000 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 1,448,000 common voting shares.

For a more detailed discussion of our share data, see “Description of Securities and Agreements – Capital Structure” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

26	2015 Management’s Discussion and Analysis

NOA

9.125% Series 1 Debentures

On April 7, 2010, we closed a private placement of 9.125% Series 1 Senior Unsecured Debentures Due 2017 (the “Series 1 Debentures”) for gross proceeds of $225.0 million.

On August 14, 2015, the Company redeemed $37.5 million of the Series 1 Debentures on a pro rata basis for 101.52% of the principal amount, plus accrued and unpaid interest and recorded a loss on debt extinguishment of $0.6 million. On September 28, 2015 the Company purchased $0.1 million of the Series 1 Debentures at par, plus accrued and unpaid interest in a market transaction. In April 2015, the Company purchased a total of $1.3 million of principal amount of Series 1 Debentures in two separate market transactions. Of that amount $1.0 million was purchased on April 6, 2015 at a price of $100.50 per $100 of face value and $0.3 million was purchased on April 16, 2015 at par.

As discussed in “Significant Business Events -Accomplishments against our 2015 Strategic Priorities”, during the year ended December 31, 2015, we redeemed $38.8 million of the aggregate principal of the Series 1 Debentures. We redeemed $150.0 million of the Series 1 Debentures during the year ended December 31, 2013, $16.3 million during the year ended December 31, 2014. At December 31, 2015, the remaining balance of our Series 1 Debentures was $19.9 million.

The Series 1 Debentures are rated B by Standard & Poor’s (see “Debt Ratings”).

For a more detailed discussion of our 9.125% Series 1 Debentures, see “Description of Securities and Agreements

– 9.125% Series 1 Debentures” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Debt Ratings

On June 3, 2015, Standard & Poor (“S&P”) reaffirmed its previous ratings of our long-term corporate credit at ‘B’ and the senior unsecured debt rating to ‘B’. S&P reaffirmed its outlook on the corporate rating at ‘stable’ and reaffirmed the recovery rating on our Series 1 Debentures at ‘4’.

For a discussion of our debt ratings, see the “Debt Ratings” section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Related Parties

We do not currently have any related party transactions or agreements.

Internal Systems and Processes

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Vice President, Finance to allow timely decisions regarding required disclosures.

An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Vice President, Finance of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of December 31, 2015 such disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the President and Chief Executive Officer and Vice President, Finance are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as such term is defined in Rule 13a-15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

2015 Management’s Discussion and Analysis	27

NOA

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2015, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2015, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, as at December 31, 2015, maintained, in all material respects, effective ICFR based on the criteria established in the 2013 Internal Control-Integrated Framework issued by the COSO.

Material changes to internal controls over financial reporting

There have been no material changes to internal controls over financial reporting during the year ended December 31, 2015.

Accounting Pronouncements

Recently adopted

•	Reporting Discontinued Operations

◦

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disposals of Components of an Entity effective commencing January 1, 2015. The adoption of this standard has not had an effect on our consolidated financial statements since adoption.

•	Income Taxes – Balance Sheet Classification of Deferred Taxes

◦

In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes effective commencing January 1, 2015. This standard was retrospectively adopted and the adoption of this standard did not have a material effect on the Company’s consolidated financial statements. For the year ended December 31, 2014 $5.6 million was reclassified from current deferred tax assets to non-current deferred tax assets and $20.1 million was reclassified from current deferred tax liabilities to non-current deferred tax liabilities.

Issued accounting pronouncements not yet adopted

•	Revenue from Contracts with Customers

◦

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and in August 2015 ASU No. 2015-14 Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date. This ASU will be effective commencing January 1, 2018. We are currently assessing the impact the adoption of this standard will have on our consolidated financial statements.

•	Compensation – Stock Compensation

◦

In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

•	Consolidation – Amendments to the Consolidation Analysis

◦

In February 2015, the FASB issued ASU No. 2015-02, Consolidation – Amendments to the Consolidation Analysis (Subtopic 810). This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

•	Interest – Imputation of Interest

◦

In April 2015, the FASB issued ASU No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30) and in August 2015 ASU No. 2015-15, Imputation of Interest (Subtopic 835-30). This ASU will be effective commencing January 1, 2016, with early adoption permitted for financial statements that have not been previously issued. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

28	2015 Management’s Discussion and Analysis

NOA

For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the “Accounting pronouncements recently adopted” and “Recent accounting pronouncements not yet adopted” sections of our Consolidated Financial Statements for the year ended December 31, 2015 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Critical Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by us include:

•

Assessment of the percentage of completion on time-and-materials, unit-price and lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	Assumptions used in periodic impairment testing; and

•

Estimates and assumptions used in the determination of the recoverability of deferred tax assets, the useful lives of plant and equipment and intangible assets and potentially the allowance for doubtful accounts.

Actual results could differ materially from those estimates.

The accuracy of our revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each time-and-materials, unit-price, and lump-sum project. Major changes in cost estimates can have a significant effect on profitability.

The complex judgments and estimates most critical to an investor’s understanding of our financial results and condition are contained within our significant accounting policies. Below is a listing of our significant accounting policies in which we define how we apply these critical accounting estimates:

•	Revenue recognition

•	Plant and equipment

•	Allowance for doubtful accounts receivable

•	Financial instruments

•	Foreign currency translation

•	Discontinued operations

For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the “Significant accounting policies” section of our Consolidated Financial Statements for year ended December 31, 2015 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

H. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS

Forward-Looking Information

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	The belief that our new Credit Agreement will provide a lower cost of debt, more flexible terms and an increased borrowing base.

•	The intention to pay an annual aggregate dividend of eight ($0.08) Canadian cents per common share.

2015 Management’s Discussion and Analysis	29

NOA

•

The expectation that, while it is possible that we may receive contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold in connection with the Piling sale, it is very unlikely that any portion of such proceeds will be realized.

•

The belief that the current downturn in the oil industry will last well into 2017, that rebalancing of supply will likely gather pace during 2016 but that it will take several quarters to have a meaningful impact on the price of oil.

•	The belief that we should see significantly increased expenditure on infrastructure projects by the federal and provincial governments in the medium term.

•	The expectation that our oil sands clients will continue to grow their production in order to dilute operating costs per barrel.

•	The expectation that there will be no new oil sands mines announced until oil prices are much higher.

•	The expectation that over the medium to long term our customers’ drive for increased production should lead to greater volumes of recurring mine services for us.

•	Our expectation that we will finish the winter season with reasonable operating results.

•	Our expectation that we will build on our base load of awarded projects and recurring work with tendered work over next few months.

•

Our expectation of having an active estimating year in oil sands mining, with the re-tendering of a 5 year earthworks Master Service Agreement and the opportunity to tender for activities previously self-performed by clients such as the fueling and servicing of their oil sands mining fleet, with the expectation that such newly outsourced opportunities will potentially increase recurring services work by around $40 million per annum.

•	Our belief that oil price related deferred construction spend on SAGD and non-mining areas will continue through 2016.

•	Our expectation of some minor activity, but no significant operating contributions, with respect to the resource sector in 2016.

•	Our belief that the project insight and knowledge gained by being a project partner on major infrastructure projects increases our ability to accurately price and risk work as subcontractor.

•

Our belief that our recent debt reduction initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure, will provide a stable base to endure the current macroeconomic uncertainties, allowing us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities that may arise.

•	Our belief that we will be able to improve operating performance in order to maintain, or grow, our share of available work.

•	Our expectation that we will not experience a strike or lockout.

•	Our belief that we can continue to take advantage of our capital leasing capacity to improve our mix of higher cost debt relative to lower cost lease debt.

•

Our anticipation that we will have enough cash from operations to fund our annual expenses, capital additions and dividend payments in 2016, and in the event that we require additional funding, we will be able to satisfy that need by the funds available from our Credit Facility.

•

Our belief that our equipment ownership strategy will continue to allow us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.

•

Our anticipation that we will limit our capital expenditures to approximately $25.0 million to $35.0 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements and that net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet these requirements.

30	2015 Management’s Discussion and Analysis

NOA

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions”, “Risk Factors” and “Quantitative and Qualitative Disclosure about Market Risk”, below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the “Forward-Looking Information, Assumptions and Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Assumptions

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	our level of receivables, inventory and unbilled revenue, and our requirements for liquidity, are similar to our historical experience;

•	that interest rates remain at current levels;

•	our ability to continue to generate cash flow to meet our liquidity needs;

•	that the Piling Business EBITDA for 2016 will not dramatically exceed the Piling Business EBITDA for 2014 and 2015;

•	continuing demand for construction services, including in non-oil sands projects;

•

that our continuous efforts in the realms of: safety management; service execution; equipment reliability; and cost reduction, should stand us in good stead to benefit from any recurring mine services work from our customers;

•	that oil prices do not drop significantly further such that our customers cut back on oil production;

•	that oil prices do not rise significantly in the short term such that a recovery takes places more quickly than anticipated;

•	that our oil sands customers continue to seek to lower their operating cost per barrel;

•	that oil sands mining and construction activity in Alberta does not decrease significantly further;

•	that decisions by our oil sands customers to start new mining projects depend largely on the price of oil;

•	that we are able to maintain our expenses at current levels;

•	that work will continue to be required under our master services agreements with various customers;

•	our customers’ ability to pay in timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

•	the oil sands continuing to be an economically viable source of energy;

•

our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	the continuing plans to construct the southern and east / west pipelines;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

2015 Management’s Discussion and Analysis	31

NOA

•

our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•

our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Risk Factors

The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

Foreign Exchange Risk

Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

At December 31, 2015, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.

All dollar amounts set forth in this MD&A, the attached financial statements and AIF for the year ended December 31, 2015 are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

The following tables set forth the exchange rates for one Canadian dollar, expressed in U.S. dollars, based on the Bank of Canada nominal noon exchange rates. On February 11, 2016, the Noon Buying Rate was $1.00 = US $0.72.

	2015
	December	November	October	September	August	July
High for period	$0.75	$0.76	$0.78	$0.76	$0.77	$0.80
Low for period	0.71	0.75	0.76	0.75	0.75	0.77

		Year ended December 31,
		2015	2014	2013	2012	2011
Average for period		$0.78	$0.90	$0.97	$1.00	$1.02

32	2015 Management’s Discussion and Analysis

NOA

Interest Rate Risk

We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures and capital lease obligations are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

At December 31, 2015, we had $28.6 million outstanding debt pertaining to our Term Loan under the Credit Facility (December 31, 2014 – $5.5 million).

Business Risk Factors

•

Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry or a global reduction in the demand for oil and related commodities could result in a decrease in the demand for our services.

•

Changes in our customers’ perception of oil prices over the long-term or the economic viability of a new oil sands project or capital expansion to an existing project could cause our customers to defer, reduce or stop their investment in oil sands capital projects, which would, in turn, reduce our revenue from capital projects from those customers.

•	Our customer base is concentrated, and the loss of, or a significant reduction in, business from a major customer could adversely affect our financial condition.

•

Short-notice customer communication of reduction in their mine development or support service requirements, in which we are participating, could lead to our inability to secure replacement work for our dormant equipment and could subject us to non-recoverable costs.

•	Anticipated new major capital projects in the oil sands may not materialize.

•	A significant amount of our revenue is generated by providing construction services for fixed term projects.

•	Our operations are subject to weather-related and environmental factors that may cause delays in our project work.

•	Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.

•	Unanticipated short-term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

•	An unfavourable resolution to our significant project claims could result in a revenue write-down in future periods.

•

Our ability to maintain planned project margins on projects with longer-term contracts with fixed or indexed price escalators may be hampered by the price escalators not accurately reflecting increases in our costs over the life of the contract.

•

A drop in the global demand for heavy equipment could reduce our ability to sell excess equipment and negatively impact the market value of our fleet. A reduced fleet value could result in an impairment charge being recorded against net income and may also reduce our borrowing base under our Credit Facility.

•	A change in strategy by our customers to reduce outsourcing could adversely affect our results.

•	Reduced availability or increased cost of leasing our equipment fleet could adversely affect our results.

•	We may not be able to access sufficient funds to finance a growth in our working capital or equipment requirements.

•	Significant labour disputes could adversely affect our business.

2015 Management’s Discussion and Analysis	33

NOA

For further information on risks, including “Quantitative and Qualitative Disclosure about Market Risk”, “Business Risk Factors”, “Risk Factors Related to Our Common Shares”, and “Risk Factors Related to our Debt Securities” please refer to the “Forward-Looking Information, Assumptions and Risk Factors – Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

I. GENERAL MATTERS

Additional Information

Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.

For the definition of terms commonly used in our industry but not otherwise defined in this MD&A, please see “Glossary of Terms” in our most recent AIF.

Additional information relating to us, including our AIF dated February 16, 2016, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (“SEDAR”) database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

34	2015 Management’s Discussion and Analysis

Management’s Report

The accompanying consolidated financial statements and all of the information in Management’s Discussion and Analysis (“MD&A”) are the responsibility of management of the Company. The consolidated financial statements were prepared by management in accordance with U.S. generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 2 to the consolidated financial statements. Certain amounts in the consolidated financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for approval of the consolidated financial statements. The board carries out this responsibility through its Audit Committee. The Board has appointed an Audit Committee comprising all independent directors. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and the Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the consolidated financial statements with management and discussed the appropriateness of the accounting principles as applied and significant judgments and estimates affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors, the appropriateness of those principles as applied and the judgments and estimates noted above. The consolidated financial statements and the MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of North American Energy Partners Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants. The Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as of December 31, 2015. The details of this evaluation and conclusion are documented in the MD&A.

KPMG LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2015, has also issued a report stating its opinion that the Company has maintained effective internal control over financial reporting as of December 31, 2015 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Martin Ferron President and Chief Executive Officer February 16, 2016	Rob Butler Vice President, Finance February 16, 2016

2015 Consolidated Financial Statements	35

KPMG LLP	Telephone	(780) 429-7300
Chartered Professional Accountants	Fax	(780) 429-7379
10125 – 102 Street		www.kpmg.ca
Commerce Place Edmonton AB T5J 3V8

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited North American Energy Partners Inc.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). North American Energy Partners Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis for the year ended December 31, 2015. Our responsibility is to express an opinion on North American Energy Partners Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

36	2015 Consolidated Financial Statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, North American Energy Partners Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of North American Energy Partners Inc. as at December 31, 2015 and 2014, and the consolidated statements of operations and comprehensive loss (income), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated February 16, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants

Edmonton, Canada

February 16, 2016

2015 Consolidated Financial Statements	37

KPMG LLP	Telephone	(780) 429-7300
Chartered Professional Accountants	Fax	(780) 429-7379
10125 – 102 Street		www.kpmg.ca
Commerce Place Edmonton AB T5J 3V8

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited the accompanying consolidated financial statements of North American Energy Partners Inc., which comprise the consolidated balance sheets as at December 31, 2015 and 2014, the consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International

Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

38	2015 Consolidated Financial Statements

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of North American Energy Partners Inc. as at December 31, 2015 and 2014, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with US generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), North American Energy Partners Inc.’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 16, 2016 expressed an unmodified (unqualified) opinion on the effectiveness of North American Energy Partners Inc.’s internal control over financial reporting.

Chartered Professional Accountants

Edmonton, Canada

February 16, 2016

2015 Consolidated Financial Statements	39

Consolidated Balance Sheets

As at December 31

(Expressed in thousands of Canadian Dollars)

	2015	2014
Assets
Current assets
Cash	$32,351	$956
Accounts receivable, net (note 5 and 15(d))	24,736	66,503
Unbilled revenue (note 6 and 15(d))	17,565	43,622
Inventories	2,575	7,449
Prepaid expenses and deposits (note 7)	1,682	2,253
Assets held for sale (note 8 and 15(a))	180	29,589

	79,089	150,372
Plant and equipment, net of accumulated depreciation of $188,398 and $173,537 (note 10)	258,752	260,898
Other assets (note 11(a))	7,008	9,755
Deferred tax assets (note 9)	15,845	35,556

Total Assets	$360,694	$456,581

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$25,034	$58,089
Accrued liabilities (note 12)	6,768	14,997
Billings in excess of costs incurred and estimated earnings on uncompleted contracts (note 6)	457	—
Current portion of capital lease obligations (note 14)	24,114	22,201
Current portion of long term debt (note 13(a))	5,962	—

	62,335	95,287
Long term debt (note 13(a))	42,537	64,269
Capital lease obligations (note 14)	38,329	41,854
Other long term obligations (note 16(a))	3,567	3,459
Deferred tax liabilities (note 9)	42,308	62,133

	189,076	267,002

Shareholders’ equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2015 - 33,150,281 (December 31, 2014 - 34,923,916) (note 17(a))	275,520	290,800
Treasury shares (note 17(a))	(5,960)	(3,685)
Additional paid-in capital	29,527	19,866
Deficit	(127,469)	(117,402)

	171,618	189,579

Total liabilities and shareholders’ equity	$360,694	$456,581

Commitments (note 18)
Contingencies (note 19)
Subsequent events (note 27)

Approved on behalf of the Board

/s/ Ronald A. McIntosh Ronald A. Mclntosh, Director	/s/ Allen R. Sello Allen R. Sello, Director

See accompanying notes to consolidated financial statements.

40	2015 Consolidated Financial Statements

NOA

Consolidated Statements of Operations and

Comprehensive Loss (Income)

For the years ended December 31

(Expressed in thousands of Canadian Dollars, except per share amounts)

	2015	2014	2013
Revenue	$281,282	$471,777	$470,484
Project costs	119,568	216,342	180,348
Equipment costs	89,784	161,108	207,906
Depreciation	40,040	42,927	36,491

Gross profit	31,890	51,400	45,739
General and administrative expenses	26,298	33,462	39,901
Loss on disposal of plant and equipment	917	2,777	3,033
Gain (loss) on disposal of assets held for sale (note 8)	(152)	(86)	2,212
Amortization of intangible assets (note 11(b))	1,990	3,648	3,276

Operating income (loss) before the undernoted	2,837	11,599	(2,683)
Interest expense (note 20)	9,880	12,235	21,697
Foreign exchange (gain) loss	(35)	38	(156)
Unrealized gain on derivative financial instruments	—	—	(6,551)
Loss on debt extinguishment (note 13(c))	576	54	6,476

Loss from continuing operations before income taxes	(7,584)	(728)	(24,149)
Income tax expense (benefit) (note 9):
Current	—	(92)	(2,438)
Deferred	(114)	61	(3,664)

Net loss from continuing operations	(7,470)	(697)	(18,047)
(Loss) income from discontinued operations, net of tax (note 21)	—	(472)	87,231

Net (loss) income	(7,470)	(1,169)	69,184
Other comprehensive income
Unrealized foreign currency translation gain	—	—	27

Comprehensive (loss) income	$(7,470)	$(1,169)	$69,211

Per share information from continuing operations
Net loss – basic & diluted (note 17(b))	$(0.23)	$(0.02)	$(0.50)
Per share information from discontinued operations
Net (loss) income – basic (note 17(b))	$—	$(0.01)	$2.41
Net (loss) income – diluted (note 17(b))	$—	$(0.01)	$2.39
Per share information
Net (loss) income – basic (note 17(b))	$(0.23)	$(0.03)	$1.91
Net (loss) income – diluted (note 17(b))	$(0.23)	$(0.03)	$1.89
Cash dividend declared per share (note 17(d))	$0.08	$0.08	$—

See accompanying notes to consolidated financial statements.

2015 Consolidated Financial Statements	41

Consolidated Statements of Changes in Shareholders’

Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive (loss) income	Total
Balance at December 31, 2012	$304,908	$—	$10,292	$(182,616)	$(27)	$132,557
Net income	—	—	—	69,184	—	69,184
Unrealized foreign currency translation loss	—	—	—	—	27	27
Exercised options	1,742	—	(567)	—	—	1,175
Stock-based compensation	—	—	632	—	—	632
Share purchase program	(16,133)	—	4,393	—	—	(11,740)

Balance at December 31, 2013	$290,517	$—	$14,750	$(113,432)	$—	$191,835
Net loss	—	—	—	(1,169)	—	(1,169)
Exercised options	4,521	—	(1,714)	—	—	2,807
Stock-based compensation	—	—	4,533	—	—	4,533
Dividends	—	—	—	(2,801)	—	(2,801)
Share purchase programs	(4,238)	—	2,297	—	—	(1,941)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(3,685)	—	—	—	(3,685)

Balance at December 31, 2014	$290,800	$(3,685)	$19,866	$(117,402)	$—	$189,579
Net loss	—	—	—	(7,470)	—	(7,470)
Exercised options (note 23(b) and 23(c))	137	—	(55)	—	—	82
Stock-based compensation (note 22)	—	99	484	—	—	583
Dividends (note 17(d))	—	—	—	(2,597)	—	(2,597)
Share purchase programs (note 17(c))	(15,417)	—	9,232	—	—	(6,185)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 17(a))	—	(2,374)	—	—	—	(2,374)

Balance at December 31, 2015	$275,520	$(5,960)	$29,527	$(127,469)	$—	$171,618

See accompanying notes to consolidated financial statements.

42	2015 Consolidated Financial Statements

NOA

Consolidated Statements of Cash Flows

For the years ended December 31

(Expressed in thousands of Canadian Dollars)

	2015	2014	2013
Cash (used in) provided by:
Operating activities:
Net loss from continuing operations	$(7,470)	$(697)	$(18,047)
Adjustments to reconcile to net cash from operating activities:
Depreciation	40,040	42,927	36,491
Amortization of intangible assets (note 11(b))	1,990	3,648	3,276
Amortization of deferred financing costs (note 11(c))	1,961	1,594	4,326
Lease inducement paid on sublease	(107)	(1,200)	—
Loss on disposal of plant and equipment	917	2,777	3,033
Gain (loss) on disposal of assets held for sale (note 8)	(152)	(86)	2,212
Unrealized gain on derivative financial instruments	—	—	(6,551)
Loss on debt extinguishment (note 13(c))	576	54	6,476
Stock-based compensation expense (note 22(a))	1,696	3,305	6,193
Cash settlement of stock-based compensation (note 23(d(i)) and 23(f(i)))	(2,002)	(3,235)	(1,695)
Other adjustments to cash from operating activities (note 11(d), 16(b) and 16(c))	90	38	(61)
Deferred income tax (benefit) expense (note 9)	(114)	61	(3,664)
Net changes in non-cash working capital (note 23(b))	39,674	(7,485)	25,499

	77,099	41,701	57,488

Investing activities:
Purchase of plant and equipment	(32,492)	(35,146)	(31,351)
Additions to intangible assets (note 11(b))	(779)	(990)	(2,826)
Proceeds on disposal of plant and equipment	6,913	15,378	3,978
Proceeds on disposal of assets held for sale	31,127	1,270	3,106

	4,769	(19,488)	(27,093)

Financing activities:
Repayment of Credit Facilities	(6,964)	(85,000)	(234,684)
Increase in Credit Facilities	30,000	90,536	172,396
Financing costs (note 11(c))	(686)	(87)	(2,789)
Redemption of Series 1 Debentures (note 13(c))	(39,382)	(16,321)	(156,476)
Repayment of capital lease obligations	(21,670)	(18,732)	(14,030)
Proceeds from options exercised (note 23(b) and 23(c))	82	2,807	1,175
Dividend payments (note 17(d))	(3,294)	(2,104)	—
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 17(a))	(2,374)	(3,685)	—
Share purchase programs (note 17(c))	(6,185)	(1,941)	(11,740)

	(50,473)	(34,527)	(246,148)

Increase (decrease) in cash from continuing operations	31,395	(12,314)	(215,753)

Cash (used in) provided by discontinued operations (note 21)
Operating activities	—	(472)	45,739
Investing activities	—	—	182,836
Financing activities	—	—	(271)

	—	(472)	228,304

Increase (decrease) in cash	31,395	(12,786)	12,551
Effect of exchange rate on changes in cash	—	—	27
Cash, beginning of year	956	13,742	1,164

Cash, end of year	$32,351	$956	$13,742

Supplemental cash flow information (note 23(a))

See accompanying notes to consolidated financial statements.

2015 Consolidated Financial Statements	43

Notes to Consolidated Financial Statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc., was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.

2. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Material inter-company transactions and balances are eliminated upon consolidation. These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian incorporated subsidiaries, NACGI, North American Fleet Company Ltd., North American Construction Holdings Inc. (“NACHI”) and NACG Properties Inc., and the following 100% owned, Canadian incorporated subsidiaries of NACHI:

•	North American Engineering Inc.

•	North American Enterprises Ltd.

•	North American Mining Inc.

•	North American Services Inc.
•	North American Site Development Ltd.

•	North American Maintenance Ltd.

•	North American Tailings and Environmental Ltd.

•	1753514 Alberta Ltd.

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by management include the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts; assumptions used in periodic impairment testing; and, estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets. Actual results could differ materially from those estimates.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of its estimates of the cost to complete for each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

44	2015 Consolidated Financial Statements

NOA

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials, unit-price and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope is recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.

Costs related to unapproved change orders and claims are recognized when they are incurred.

Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and

•	revenues can be reliably estimated.

These two conditions are satisfied when:

•

the contract or other evidence provides a legal basis for the unapproved change order or claim, or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the unapproved change order or claim is objective and verifiable.

This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.

The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

2015 Consolidated Financial Statements	45

A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.

The Company recognizes revenue from equipment rental as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used. Revenue is recognized from the foregoing activity once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectability is reasonably assured.

d) Balance sheet classifications

A one-year time period is typically used as the basis for classifying current assets and liabilities. However, included in current assets and liabilities are amounts receivable and payable under construction contracts (principally holdbacks) that may extend beyond one year.

e) Cash

Cash includes cash on hand and bank balances net of outstanding cheques.

f) Accounts receivable and unbilled revenue

Accounts receivable are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Unbilled revenue represents revenue recognized in advance of amounts billed to clients.

g) Billings in excess of costs incurred and estimated earnings on uncompleted contracts

Billings in excess of costs incurred and estimated earnings on uncompleted contracts represent amounts invoiced in excess of revenue recognized.

h) Allowance for doubtful accounts

The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

i) Inventories

Inventories are carried at the lower of weighted average cost and market, and consist primarily of spare tires and tracks.

j) Property, plant and equipment

Property, plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate

Heavy equipment	Straight-line	Operating hours
Major component parts in use	Straight-line	Operating hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

46	2015 Consolidated Financial Statements

NOA

k) Intangible assets

Intangible assets include capitalized computer software and development costs, which are being amortized on a straight-line basis over a maximum period of four years.

The Company expenses or capitalizes costs associated with the development of internal-use software as follows:

•	Preliminary project stage: Both internal and external costs incurred during this stage are expensed as incurred.

•

Application development stage: Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project. However, training costs and the costs incurred for the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed as incurred.

•	Post implementation/operation stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.

Costs of upgrades and enhancements are capitalized if the expenditures will result in adding functionality to the software.

l) Impairment of long-lived assets

Long-lived assets or asset groups held and used including plant, equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation or amortization expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

m) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

n) Asset retirement obligations

Asset retirement obligations are legal obligations associated with the retirement of property, plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional asset retirement cost.

2015 Consolidated Financial Statements	47

o) Foreign currency translation

The functional currency of the Company its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.

p) Fair value measurement

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

q) Derivative financial instruments

The Company has used derivative financial instruments to manage financial risks from fluctuations in exchange rates. Such instruments were only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures.

r) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “General and administrative expenses” in the Consolidated Statements of Operations. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

s) Stock-based compensation

The Company has a Share Option Plan which is described in note 22(b). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.

The Company had a Senior Executive Stock Option Plan which is described in note 22(c). This compensation plan allowed the option holder the right to settle options in cash. The liability was measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date. Changes in fair value of the liability were recognized in the Consolidated Statements of Operations. During the year ended December 31, 2015 the senior executive stock option plan expired and any remaining options were forfeited.

The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 22(d). RSUs are granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles all RSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement (“equity classified RSUs”). The Company will continue to settle RSUs issued prior to February 19, 2014 with cash (“liability classified RSUs”). Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined. The Company recognizes compensation cost over the three-year term of the liability classified RSU with any changes in fair value recognized in general and administrative expenses on the Consolidated Statements of Operations. The Company recognizes compensation cost over the three-year term of the equity classified RSUs in the Consolidated Statement of Operations, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.

48	2015 Consolidated Financial Statements

NOA

The Company has a Performance Restricted Share Unit (“PSU”) plan which is described in note 22(e). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return (“TSR”) as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The Company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statement of Operations, with a corresponding increase to additional paid-in capital. The grants are measured at fair value on the grant date using the Monte Carlo model.

The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 22(f). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs. On February 19, 2014, the board of directors resolved to settle all DSU’s issued after that date in common shares, but on December 2, 2015, prior to any actual such settlement, that decision was reversed. Accordingly, all DSUs are settled in cash. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses on the Consolidated Statements of Operations. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.

t) Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares outstanding during the year (see note 17(b)). Diluted per share amounts are calculated using the treasury stock method. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.

u) Leases

Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Certain operating lease and rental agreements provide a maximum hourly usage limit, above which the Company will be required to pay for the over hour usage as a contingent rent expense. These contingent expenses are recognized when the likelihood of exceeding the usage limit is considered probable and are due at the end of the lease term or rental period. The contingent rental expenses are included in “Equipment costs” in the Consolidated Statements of Operations.

v) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. The deferred financing costs related to the Debentures and the Revolving and Term Facilities are amortized over the term of the related debt using the effective interest method.

2015 Consolidated Financial Statements	49

w) Discontinued operations

In prior years the Company divested certain of its business operations. These businesses are presented as discontinued operations in the Company’s Consolidated Statement of Operations and Comprehensive Loss and, collectively, are included in the line item “(Loss) income from discontinued operations, net of tax” for all periods presented. The cash flows from discontinued operations are included in the “Cash (used in) provided by discontinued operations” section of the Consolidated Statement of Cash Flows for all periods presented. The Company allocates interest expense incurred on debt that is required to be repaid as a result of the disposal transaction to discontinued operations. The allocation to discontinued operations of other consolidated interest that is not directly attributable to or related to other operations of the Company is allocated based on a ratio of net assets to be sold to total consolidated net assets.

3. Accounting pronouncements recently adopted

a) Reporting Discontinued Operations

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disposals of Components of an Entity. This accounting standard changes the requirements for reporting discontinued operations. The amendments in this ASU change the definition of what will be reported as a discontinued operation by limiting discontinued operations to disposals of components of an entity that will have a major effect on an entity’s operations and financial results. This ASU is effective for disposals recorded on or after January 1, 2015. The adoption of this standard did not have an effect on the Company’s consolidated financial statements since adoption.

b) Income Taxes – Balance Sheet Classification of Deferred Taxes

In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. This accounting standard requires that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The Company early adopted this ASU effective commencing January 1, 2015. This standard was retrospectively adopted and the adoption of this standard did not have a material effect on the Company’s consolidated financial statements. As at December 31, 2014 $5.6 million was reclassified from current deferred tax assets to non-current deferred tax assets and $20.1 million was reclassified from current deferred tax liabilities to non-current deferred tax liabilities.

4. Recent accounting pronouncements not yet adopted

a) Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This accounting standard updates the revenue recognition guidance to require that entities recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU provides specific steps that entities should apply to recognize revenue. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date which defers the effective date of ASU No. 2014-09 for all entities by one year, making these ASUs effective commencing January 1, 2018. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.

b) Compensation – Stock Compensation

In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This accounting standard update requires that performance targets affecting vesting of stock awards which could be achieved after the requisite service period be treated as a performance condition. Currently, US GAAP does not provide specific guidance regarding treatment of performance targets that could be achieved after the service period. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

50	2015 Consolidated Financial Statements

NOA

c) Consolidation – Amendments to the Consolidation Analysis

In February 2015, the FASB issued ASU No. 2015-02, Consolidation – Amendments to the Consolidation Analysis (Subtopic 810). The amendments in the update provide a revised model to reevaluate the consolidation of a reporting entity’s legal entities. Specifically, the amendments affect the following areas: 1) limited partnerships and similar legal entities; 2) evaluating fees paid to a decision maker or a service provider as a variable interest; 3) the effect of fee arrangements on the primary beneficiary determination; 4) the effect of related parties on the primary beneficiary determination; and 5) certain investment funds. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

d) Interest – Imputation of Interest

In April 2015, the FASB issued ASU No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30). The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Amortization of the debt issuance costs are to be reported as interest expense. In August 2015, the FASB issued ASU No. 2015-15, Imputation of Interest (Subtopic 835-30). The amendments in this update discuss debt issuance costs related to line-of-credit arrangements and recommend that an entity defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. These ASUs will be effective commencing January 1, 2016, with early adoption permitted for financial statements that have not been previously issued. The adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

5. Accounts receivable

	December 31, 2015	December 31, 2014

Accounts receivable – trade	$24,028	$54,733
Accounts receivable – holdbacks	—	10,741
Accounts receivable – other	708	1,029

	$24,736	$66,503

Accounts receivable – holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved.

6. Costs incurred and estimated earnings net of billings on uncompleted contracts

	December 31, 2015	December 31, 2014

Costs incurred and estimated earnings on uncompleted contracts	$275,316	$629,416
Less billings to date	(258,208)	(585,794)

	$17,108	$43,622

Costs incurred and estimated earnings net of billings on uncompleted contracts is presented in the Consolidated Balance Sheets under the following captions:

	December 31, 2015	December 31, 2014

Unbilled revenue	$17,565	$43,622
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(457)	—

	$17,108	$43,622

2015 Consolidated Financial Statements	51

7. Prepaid expenses and deposits

Current:

	December 31, 2015	December 31, 2014
Prepaid insurance and deposits	$625	$968
Prepaid lease payments	242	537
Prepaid interest	815	748

	$1,682	$2,253

Long term:
	December 31, 2015	December 31, 2014
Prepaid lease payments (note 11(a))	$1,834	$1,953

8. Assets held for sale

Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments.

The balance of assets held for sale is comprised as follows:

	December 31, 2015	December 31, 2014

Contract-specific equipment sold to long-term customer	$—	$29,400
Equipment	180	189

	$180	$29,589

Included in assets held for sale at December 31, 2014 were contract-specific equipment with a carrying value of $29,400 which were sold to a long-term customer on January 2, 2015.

During the year ended December 31, 2015, impairment of assets held for sale amounting to $1,384 has been included in depreciation expense in the Consolidated Statements of Operations (2014 – $3,461; 2013 – $3,097). The write-down is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell. The gain on disposal of assets held for sale was $152 for the year ended December 31, 2015 (2014 – gain of $86; 2013 – loss of $2,212).

9. Income taxes

Income tax provision differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2015	2014	2013
Loss before income taxes	$(7,584)	$(728)	$(24,149)
Tax rate	26.00%	25.26%	25.26%

Expected benefit	$(1,972)	$(184)	$(6,100)
(Decrease) increase related to:
Impact of enacted future statutory income tax rates	2,008	—	(209)
Income tax adjustments and reassessments	(277)	(68)	(249)
Non taxable portion of capital gains	(79)	(72)	69
Stock-based compensation	179	232	315
Other	27	61	73

Income tax benefit	$(114)	$(31)	$(6,102)

52	2015 Consolidated Financial Statements

NOA

Classified as:

Year ended December 31,	2015	2014	2013
Current income tax benefit	$—	$(92)	$(2,438)
Deferred income tax (benefit) expense	(114)	61	(3,664)

	$(114)	$(31)	$(6,102)

The deferred tax assets and liabilities are summarized below:

		December 31, 2015	December 31, 2014
Deferred tax assets:
Non-capital losses		$16,443	$31,151
Deferred financing costs		1,027	1,135
Billings in excess of costs on uncompleted contracts		123	—
Capital lease obligations		16,860	16,148
Deferred lease inducements		39	64
Stock-based compensation		1,619	1,666
Other		636	481

		$36,747	$50,645

		December 31, 2015	December 31, 2014
Deferred tax liabilities:
Unbilled revenue and uncertified revenue included in accounts receivable		$3,689	$9,538
Assets held for sale		49	6,466
Accounts receivable – holdbacks		—	3,084
Property, plant and equipment		59,472	58,134

		$63,210	$77,222

Net deferred income tax liability		$(26,463)	$(26,577)

Classified as:

		December 31, 2015	December 31, 2014
Deferred tax asset		$15,845	$35,556
Deferred tax liability		(42,308)	(62,133)

		$(26,463)	$(26,577)

The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction and one provincial jurisdiction (December 31, 2014 and 2013 – three provincial jurisdictions). Prior to the sale of piling assets and liabilities (note 21), the Company filed income tax returns in two additional provincial jurisdictions, the US federal and Indiana, Oklahoma and Texas state jurisdictions and Columbia. The Company has substantially concluded on Canadian federal and provincial income tax matters for the years through 2011. Substantially all material US Federal and state matters have been concluded for the years through 2012.

2015 Consolidated Financial Statements	53

The Company has a full valuation allowance against capital losses in deferred tax assets of $1,035 as at December 31, 2015 (2014 – $962; 2013 – $962). At December 31, 2015, the Company has non-capital losses for income tax purposes of $60,897 which predominately expire after 2026 as follows:

December 31, 2015
2026	$283
2027	—
2028	—
2029	1
2030	—
2031	570
2032	29,466
2033	21,896
2034	8,662
2035	19

$60,897

10. Plant and equipment

December 31, 2015	Cost	Accumulated Depreciation	Net Book Value

Owned assets
Heavy equipment	$144,754	$46,292	$98,462
Major component parts in use	117,042	61,464	55,578
Other equipment	39,727	19,580	20,147
Licensed motor vehicles	17,362	15,388	1,974
Office and computer equipment	9,743	8,643	1,100
Buildings	2,724	2,618	106

	331,352	153,985	177,367

Assets under capital lease
Heavy equipment	105,580	29,738	75,842
Other equipment	1,851	484	1,367
Licensed motor vehicles	8,344	4,186	4,158
Office and computer equipment	23	5	18

	115,798	34,413	81,385

Total plant and equipment	$447,150	$188,398	$258,752

54	2015 Consolidated Financial Statements

NOA

December 31, 2014	Cost	Accumulated Depreciation	Net Book Value

Owned assets
Heavy equipment	$142,052	$42,292	$99,760
Major component parts in use	112,645	55,895	56,750
Other equipment	41,739	18,758	22,981
Licensed motor vehicles	24,247	20,763	3,484
Office and computer equipment	9,355	8,216	1,139
Buildings	2,791	2,606	185

	332,829	148,530	184,299

Assets under capital lease
Heavy equipment	91,519	21,275	70,244
Other equipment	1,945	291	1,654
Licensed motor vehicles	8,142	3,441	4,701

	101,606	25,007	76,599

Total plant and equipment	$434,435	$173,537	$260,898

During the year ended December 31, 2015, additions to plant and equipment included $20,058 of assets that were acquired by means of capital leases (2014 – $39,492). Depreciation of equipment under capital lease of $14,027 (2014 – $12,108; 2013 – $6,694) was included in depreciation expense in the current year.

11. Other assets

a) Other assets are as follows:

	December 31, 2015	December 31, 2014

Prepaid lease payments (note 7)	$1,834	$1,953
Intangible assets (note 11(b))	3,174	4,385
Deferred financing costs (note 11(c))	930	2,205
Deferred lease inducement asset (note 11(d))	1,070	1,212

	$7,008	$9,755

b) Intangible assets

	December 31, 2015	December 31, 2014

Cost	$17,881	$17,102
Accumulated amortization	14,707	12,717

Net book value	$3,174	$4,385

During the year ended December 31, 2015, the Company capitalized $779 (2014 – $990; 2013 – $2,826) of internally developed computer software costs. During the year ended December 31, 2015, no internal-use software was disposed of (2014 – internal-use software with cost and accumulated amortization of $6,601 was disposed of at zero net book value; 2013 – $nil).

Amortization of intangible assets for the year ended December 31, 2015 was $1,990 (2014 – $3,648; 2013 – $3,276). The estimated amortization expense for future years is as follows:

For the year ending December 31,
2016	$1,497
2017	977
2018	576
2019	124

$3,174

2015 Consolidated Financial Statements	55

c) Deferred financing costs

December 31, 2015	Cost	Accumulated Amortization	Net Book Value

Credit Facility	$686	$96	$590
Series 1 Debentures	8,644	8,304	340

	$9,330	$8,400	$930

December 31, 2014	Cost	Accumulated Amortization	Net Book Value

Credit Facility	$957	$426	$531
Series 1 Debentures	8,644	6,970	1,674

	$9,601	$7,396	$2,205

During the year ended December 31, 2015, financing fees of $686 were incurred in connection with the modification of the Credit Facility (2014 – $87) (note 13(b)). These fees have been recorded as deferred financing costs and are being amortized using the effective interest method over the term of the Credit Facility. Upon entering into the Sixth Amended and Restated Credit Agreement (note 13(b)), deferred financing costs related to the Fifth Amended and Restated Credit Agreement of $360 were expensed and included in amortization of deferred financing costs (note 20).

Amortization of deferred financing costs included in interest expense for the year ended December 31, 2015 was $1,961 (2014 – $1,594; 2013 – $4,326) (note 20). Upon the partial redemption of the Series 1 Debentures occurring during the year ended December 31, 2015 (note 13(c)), a portion of the unamortized deferred financing costs related to the redeemed Series 1 Debentures of $819 (2014 – $534; 2013 – $2,737) were expensed and included in amortization of deferred financing costs (note 20).

d) Deferred lease inducements asset

Lease inducements applicable to lease contracts are deferred and amortized as an increase in general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2015	December 31, 2014

Balance, beginning of year	$1,212	$—
Additions	—	1,307
Amortization of deferred lease inducements	(142)	(95)

Balance, end of year	$1,070	$1,212

12. Accrued liabilities

	December 31, 2015	December 31, 2014

Accrued interest payable	$526	$1,514
Payroll liabilities	5,212	9,845
Liabilities related to equipment leases	118	786
Current portion of deferred gain on sale leaseback (note 16(a))	221	93
Dividends payable	—	697
Income and other taxes payable	691	2,062

	$6,768	$14,997

56	2015 Consolidated Financial Statements

NOA

13. Long term debt

a) Long term debt amounts are as follows:

Current:

	December 31, 2015	December 31, 2014

Credit Facility (note 13(b))	$5,962	$—

Long term:
	December 31, 2015	December 31, 2014

Credit Facility (note 13(b))	$22,610	$5,536
Series 1 Debentures (note 13(c))	19,927	58,733

	$42,537	$64,269

b) Credit Facility

	December 31, 2015	December 31, 2014

Term Loan	$28,572	$—
Revolver	—	5,536

Total Credit Facility	28,572	5,536
Less: current portion	(5,962)	—

	$22,610	$5,536

On July 8, 2015, the Company entered into the Sixth Amended and Restated Credit Agreement (“the Credit Facility”) with the existing banking syndicate, replacing the Fifth Amended and Restated Credit Agreement (the “Previous Credit Facility”).

The Credit Facility provides for borrowings of up to $100.0 million, contingent upon the value of the borrowing base as defined by the Credit Facility. The Credit Facility matures on September 30, 2018. The Credit Facility is composed of a $70.0 million revolving loan (the “Revolver”) that will support borrowing and letters of credit and a $30.0 million term loan (“Term Loan”) to support the redemption of the Company’s unsecured Series 1 Senior Debentures. The Term Loan is to be repaid based on an 84 months amortization schedule and prepaid by an annual sweep of 25% of consolidated excess cash flow as defined in the Credit Facility. There is a accelerated payment of $1.7 million required as a result of the 2015 annual sweep calculation. The Credit Facility provided pre-approval for the redemption of the Series 1 Debentures in an amount up to $40.0 million and required that the principal on the Series 1 Debentures be reduced to a maximum outstanding face value of $20.0 million by June 30, 2016.

The Credit Facility provides a borrowing base determined by the value of account receivables, inventory, unbilled revenue and plant and equipment. Under the terms of the agreement, the Senior Leverage Ratio is to be maintained at less than3.5:1 through December 31, 2016 and thereafter reduced to a ratio of less than 3.0:1, while the Fixed Charge Cover Ratio is to be maintained at a ratio greater than 1.0:1. As at December 31, 2015, the Company was in compliance with the covenants.

As at December 31, 2015, there was $2.4 million in letters of credit issued under the Revolver and a $28.6 million unpaid balance for the Term Loan. The December 31, 2015 borrowing base allowed for a maximum draw of $83.8 million. At December 31, 2015, the Company’s unused borrowing availability under the Revolver was $52.8 million.

As at December 31, 2014, under the Previous Credit Facility, there was a $5.5 million drawdown against the Revolver under Tranche A of the First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the “Previous Credit Facility”) and there was $5.1 million of issued and undrawn letters of credit under Tranche B.

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on the Company’s Total Debt to trailing 12-month Consolidated EBITDA ratio as defined in the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property.

2015 Consolidated Financial Statements	57

c) Series 1 Debentures

On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures mature on April 7, 2017. The Series 1 Debentures bear interest at 9.125% per annum, payable in equal instalments semi-annually in arrears on April 7 and October 7 in each year.

The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.

The Series 1 Debentures are redeemable at the option of the Company, in whole or in part, at any time up to and including April 6, 2015 at 101.52% of the principal amount plus interest accrued and unpaid to the redemption date; and on or after April 7, 2016 at 100.00% of the principal amount plus interest accrued and unpaid to the redemption date.

If a change of control occurs, the Company is required to offer to purchase all or a portion of each debenture holder’s Series 1 Debentures, at a purchase price in cash equal to 101.00% of the principal amount of the Series 1 Debentures offered for repurchase plus accrued and unpaid interest to the date of purchase.

On August 14, 2015, the Company redeemed $37.5 million of the Series 1 Debentures on a pro rata basis for 101.52% of the principal amount, plus accrued and unpaid interest of $1.2 million and recorded a loss on debt extinguishment of $0.6 million. During the year ended December 31, 2015, the Company also repurchased $1.3 million of the Series 1 Debentures, plus accrued and unpaid interest in three separate market transactions. In the year ended December 31, 2014 the Company redeemed $16.3 million of the Series 1 Debentures plus accrued and unpaid interest of $0.1 million.

14. Capital lease obligations

The minimum lease payments due in each of the next five fiscal years and thereafter are as follows:

2016	$27,007
2017	18,230
2018	15,618
2019	5,002
2020 and thereafter	2,109

Subtotal:	$67,966
Less: amount representing interest	(5,523)

Present value of minimum lease payments	$62,443
Less: current portion	(24,114)

Long term portion	$38,329

Included in capital lease obligations was $10.4 million of sale leaseback transactions for certain equipment. Any gains on these transactions were deferred and amortized over the life of the lease.

15. Financial instruments and risk management

a) Fair value measurements

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

The fair values of the Company’s cash, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.

The fair values of amounts due under the Credit Facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates, and by using the outstanding balance of $28.6 million at December 31, 2015 and $5.5 million at December 31, 2014 (note 13(b)), the fair value of amounts due under the Credit Facility are not significantly different than the carrying value.

58	2015 Consolidated Financial Statements

NOA

Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2015		December 31, 2014
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	Level 2	$62,443	$57,976	$64,055	$58,951
Series 1 Debentures (ii)	Level 1	19,927	19,927	58,733	58,733

(i)	The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.
(ii)	The fair value of the Series 1 Debentures is based upon the period end market price.

The Company has segregated all financial assets and financial liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.

Non-financial assets measured at fair value on a non-recurring basis as at December 31, 2015 and December 31, 2014 in the financial statements are summarized below:

	December 31, 2015		December 31, 2014
	Carrying Amount	Change in Fair Value	Carrying Amount	Change in Fair Value
Assets held for sale	$180	$(1,384)	$29,589	$(3,461)

Assets held for sale are reported at the lower of their carrying amount or fair value less cost to sell. The fair value less cost to sell of equipment assets held for sale (note 8) is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the residual value of the asset and the useful life of the asset. The fair value of the equipment assets held for sale are classified under Level 3 of the fair value hierarchy.

b) Risk Management

The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading or speculative purposes.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.

c) Market Risk

Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company has used various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.

2015 Consolidated Financial Statements	59

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2015, the Company held $28.6 million of floating rate debt pertaining to its Credit Facility (December 31, 2014 – $5.5 million). As at December 31, 2015, holding all other variables constant, a 100 basis point change to interest rates on floating rate debt will result in $0.3 million corresponding change in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2015.

The fair value of financial instruments with fixed interest rates, such as the Company’s Series 1 Debentures, fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

d) Credit Risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and unbilled revenue. Credit risk for trade and other accounts receivables, and unbilled revenue are managed through established credit monitoring activities.

The Company has a concentration of customers in the oil and gas sector. The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2015	2014
Customer A	41%	11%
Customer B	34%	14%
Customer C	10%	6%
Customer D	8%	28%
Customer E	1%	29%

The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.

At December 31, 2015 and December 31, 2014, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	December 31, 2015	December 31, 2014
Customer 1	42%	11%
Customer 2	21%	1%
Customer 3	20%	6%
Customer 4	2%	26%
Customer 5	—%	49%

The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have been considered and have not been successful. Bad debt expense is charged to project costs in the Consolidated Statements of Operations in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

60	2015 Consolidated Financial Statements

NOA

The Company’s maximum exposure to credit risk for accounts receivable and unbilled revenue is as follows:

	December 31, 2015	December 31, 2014
Trade accounts receivables	$24,028	$65,474
Other receivables	708	1,029

Total accounts receivable	$24,736	$66,503

Unbilled revenue	$17,565	$43,622

Payment terms are per the negotiated customer contracts and generally range between net 30 days and net 60 days. As at December 31, 2015 and December 31, 2014, trade receivables are aged as follows:

	December 31, 2015	December 31, 2014
Not past due	$23,946	$60,543
Past due 1-30 days	—	3,658
Past due 31-60 days	—	2
More than 61 days	82	1,271

Total	$24,028	$65,474

As at December 31, 2015, the Company has recorded an allowance for doubtful accounts of $nil (December 31,
2014 – $nil). The allowance is an estimate of the December 31, 2015 trade receivable balances that are considered uncollectible. Changes to the allowance are as follows:

Year ended December 31,	2015	2014
Opening balance	$—	$—
Current year allowance	—	164
Write-offs	—	(164)

Ending balance	$—	$—

16. Other long term obligations a) Other long term obligations are as follows:

	December 31, 2015	December 31, 2014
Deferred lease inducements liability (note 16(b))	$145	$252
Asset retirement obligation (note 16(c))	617	562
Senior executive stock option plan (note 22(c))	—	22
Restricted share unit plan (note 22(d))	671	1,779
Directors’ deferred stock unit plan (note 22(f))	2,246	2,005
Deferred gain on sale leaseback (note 16(d))	780	371

	$4,459	$4,991
Less current portion of:
Senior executive stock option plan (note 22(c))	—	(22)
Restricted share unit plan (note 22(d))	(671)	(1,009)
Directors’ deferred share unit plan (note 22(f))	—	(408)
Deferred gain on sale leaseback (note 16(d))	(221)	(93)

	$3,567	$3,459

2015 Consolidated Financial Statements	61

b) Deferred lease inducements liability

Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2015	December 31, 2014
Balance, beginning of year	$252	$359
Amortization of deferred lease inducements	(107)	(107)

Balance, end of year	$145	$252

c) Asset retirement obligation

The Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations.

The following table presents a continuity of the liability for the asset retirement obligation:

	December 31, 2015	December 31, 2014
Balance, beginning of year	$562	$512
Accretion expense	55	50

Balance, end of year	$617	$562

At December 31, 2015, estimated undiscounted cash flows required to settle the obligation were $1,084 (December 31, 2014 – $1,084). The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.

d) Deferred gain on sale leaseback

The Company recorded a gain on the sale leaseback of certain heavy equipment. The gain on sale has been deferred and is being amortized over the term of the capital lease.

	December 31, 2015	December 31, 2014
Balance, beginning of year	$371	$—
Addition	512	371
Amortization of deferred gain on sale leaseback	(103)	—

Balance, end of year	$780	$371

62	2015 Consolidated Financial Statements

NOA

17. Shares

a) Common shares

Authorized:

Unlimited number of voting common shares

Unlimited number of non-voting common shares

Issued and outstanding:

	Voting common shares	Treasury shares	Common shares outstanding, net of treasury shares
Issued and outstanding at December 31, 2012	36,251,006	—	36,251,006
Issued upon exercise of stock options	295,230	—	295,230
Retired through Share Purchase Program	(1,800,000)	—	(1,800,000)

Issued and outstanding at December 31, 2013	34,746,236	—	34,746,236
Issued upon exercise of stock options	385,880	—	385,880
Issued upon exercise of senior executive stock options	291,800	—	291,800
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 22 (d(ii)), 22(e) and 22(f(ii)))	—	(589,892)	(589,892)
Retired through Share Purchase Program (note 17(c))	(500,000)	—	(500,000)

Issued and outstanding at December 31, 2014	34,923,916	(589,892)	34,334,024
Issued upon exercise of stock options	30,080	—	30,080
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 22 (d(ii)), 22(e) and 22(f(ii)))	—	(687,314)	(687,314)
Settlement of certain equity classified stock-based compensation	—	20,403	20,403
Retired through Share Purchase Programs (note 17 (c))	(1,803,715)	—	(1,803,715)

Issued and outstanding at December 31, 2015	33,150,281	(1,256,803)	31,893,478

On June 12, 2014, the Company entered into a trust fund agreement whereby the trustee will purchase and hold common shares, classified as treasury shares on our consolidated balance sheet, until such time that units issued under certain stock-based compensation plans are to be settled (note 22(d(ii)), 22(e) and 22(f(ii))).

2015 Consolidated Financial Statements	63

b) Net (loss) income per share

Year ended December 31,	2015	2014	2013
Net loss from continuing operations	$(7,470)	$(697)	$(18,047)
Net loss (income) from discontinued operations	—	(472)	87,231

Net (loss) income	$(7,470)	$(1,169)	$69,184

Weighted average number of basic common shares	32,758,088	35,014,418	36,269,996
Dilutive effect of stock options and treasury shares	—	—	342,957

Weighted average number of diluted common shares	32,758,088	35,014,418	36,612,953

Basic per share information
Net loss from continuing operations	$(0.23)	$(0.02)	$(0.50)
Net loss (income) from discontinued operations	—	(0.01)	2.41

Net (loss) income	$(0.23)	$(0.03)	$1.91

Diluted per share information
Net loss from continuing operations	$(0.23)	$(0.02)	$(0.50)
Net loss (income) from discontinued operations	—	(0.01)	2.39

Net (loss) income	$(0.23)	$(0.03)	$1.89

For the year ended December 31, 2015, there were 1,448,000 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share (December 31, 2014 – 1,765,920; December 31, 2013 – 863,414).

c) Share purchase programs

On August 14, 2015, the Company commenced a normal course issuer bid in Canada through the facilities of the Toronto Stock Exchange (“TSX”), to purchase up to 532,520 voting common shares (the “NCIB”) that terminated on December 17, 2015. As at December 31, 2015, a total of 532,520 common voting shares were purchased and subsequently cancelled in the normal course resulting in a reduction of $4,500 to common shares and an increase to additional paid-in capital of $2,948.

On December 18, 2014, the Company commenced purchasing and subsequently canceling 1,771,195 voting common shares (the “Purchase Program”), in the United States primarily through the facilities of the New York Stock Exchange (“NYSE”). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of December 10, 2014. In June 2015, the Company completed the share purchase program canceling 1,271,195 voting common shares in the current year resulting in a reduction of $10,917 to common shares and an increase to additional paid-in capital of $6,284. As at December 31, 2015, a total of 1,771,195 common shares had been purchased and subsequently cancelled in the normal course. As at December 31, 2014, a total of 500,000 voting common shares had been purchased and subsequently cancelled in the normal course resulting in a reduction of $4,238 to common share and an increase to additional paid-in capital of $2,297.

d) Dividends

On February 19, 2014, it was announced that as part of the Company’s long term goal to maximize shareholders’ value and broaden our shareholder base, the Board of Directors approved the implementation of a new dividend policy. The Company intends to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis. Under the original dividend policy, the record date for payment was set on the last day of each quarter, with payment distributed in the following month. On November 2, 2015, the Board of Directors resolved to change the dividend policy to move record dates and payment dates approximately one month earlier, thus allowing the Company to make payment in the same quarter a dividend is declared. This change resulted in a dividend payment in December 2015 that, under the old policy, would have been made in January of 2016. In total, the Company paid regular quarterly cash dividends of $0.02 per share on common shares during the year ended December 31, 2015 on each of the following dates: January 23, 2015; April 24, 2015; July 24, 2015; October 23, 2015; and December 11, 2015.

64	2015 Consolidated Financial Statements

NOA

18. Commitments

The annual future minimum lease payments for heavy equipment, office equipment and premises in respect of operating leases, excluding contingent rentals, for the next five years and thereafter are as follows:

For the year ending December 31,
2016	$3,982
2017	3,882
2018	4,041
2019	3,740
2020 and thereafter	11,437

$27,082

Total contingent rentals on operating leases consisting principally of usage (recovery) charges in excess of minimum contracted amounts for the years ended December 31, 2015, 2014 and 2013 amounted to $524, $2,116, and $(249) respectively.

19. Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

20. Interest expense

Year ended December 31,	2015	2014	2013
Interest on capital lease obligations	$3,044	$3,103	$2,716
Amortization of deferred financing costs (note 11(c))	1,961	1,594	4,326
Interest on Credit Facility	1,031	1,268	2,424
Interest on Series 1 Debentures	3,986	6,168	12,507

Interest on long term debt	$10,022	$12,133	$21,973
Other interest (income) expense	(142)	102	(276)

	$9,880	$12,235	$21,697

21. Discontinued operations

In prior years, the Company disposed of two businesses, comprising the commercial and industrial construction segment, and classified their results as discontinued operations. On November 22, 2012, the Company sold its pipeline related assets and exited the pipeline business. On July 12, 2013, the Company sold its piling related assets and liabilities, excluding accounts receivable and unbilled revenue on a certain customer contract, and exited the piling, foundation, pipeline anchor and tank services businesses. The terms of the piling sale agreement entitled the Company to additional proceeds of up to $92,500 over the three years following the sale, contingent on the purchaser achieving certain “net income before interest expense, income taxes, depreciation and amortization” (“Piling Business EBITDA”) thresholds from the assets and liabilities sold. The Company has determined that it is very unlikely that it will realize any of the potential additional proceeds.

During the year ended December 31, 2014, the Company recorded a net loss of $472 to discontinued operations related to closing costs on a certain customer contract not sold to the purchaser and costs related to the review of the first year contingent proceeds.

2015 Consolidated Financial Statements	65

Year ended December 31,	2013
	Pipeline	Piling	Total
Revenue	$—	$98,735	$98,735
Project costs	1,321	79,472	80,793
Equipment costs	—	1,242	1,242
Depreciation	—	706	706

Gross (loss) profit	$(1,321)	$17,315	$15,994
General and administrative expenses	312	6,857	7,169
Loss (gain) on disposal of assets and liabilities	63	(98,065)	(98,002)
Gain on sale of inventory	(46)	—	(46)
Amortization of intangible assets	—	351	351

Operating (loss) income	$(1,650)	$108,172	$106,522
Interest expense	—	4,758	4,758

(Loss) income before income taxes	$(1,650)	$103,414	$101,764
Current income tax expense	—	164	164
Deferred income tax (benefit) expense	(510)	14,879	14,369

Net (loss) income	$(1,140)	$88,371	$87,231

Cash (used in) provided by discontinued operations during the prior year are summarized as follows:

Year ended December 31,	2013
	Pipeline	Piling	Total
Operating activities	$(1,587)	$47,326	$45,739
Investing activities	—	182,836	182,836
Financing activities	—	(271)	(271)

	$(1,587)	$229,891	$228,304

22. Stock-based compensation

a) Stock-based compensation expenses

Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	2015	2014	2013
Share option plan (note 22(b))	$716	$921	$981
Liability classified restricted share unit plan (note 22(d(i)))	(80)	790	2,652
Equity classified restricted share unit plan (note 22(d(ii)))	713	419	—
Equity performance restricted share unit plan (note 22(e))	431	94	—
Liability classified deferred stock unit plan (note 22(f(i)))	(735)	(1,100)	2,560
Equity classified deferred stock unit plan (note 22(f(ii)))	651	2,181	—

	$1,696	$3,305	$6,193

b) Share option plan

Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date. For the year ended December 31, 2015, 3,399,399 shares are reserved and authorized for issuance under the share option plan.

66	2015 Consolidated Financial Statements

NOA

	Number of options	Weighted average exercise price $ per share
Outstanding at December 31, 2012	3,029,734	5.70
Granted	177,400	5.91
Exercised(i)	(295,230)	3.98
Forfeited	(698,624)	7.12

Outstanding at December 31, 2013	2,213,280	5.51
Exercised(i)	(385,880)	3.49
Forfeited	(61,480)	7.83

Outstanding at December 31, 2014	1,765,920	5.87
Exercised(i)	(30,080)	2.75
Forfeited	(287,840)	8.91

Outstanding at December 31, 2015	1,448,000	5.33

(i)	All stock options exercised resulted in new common shares being issued (note 17(a)).

Cash received from option exercises for the year ended December 31, 2015 was $82 (2014 – $1,348; 2013 – $1,175). For the year ended December 31, 2015, the total intrinsic value of options exercised, calculated as market value at the exercise date less exercise price, multiplied by the number of units exercised, was $16 (December 31, 2014 – $1,711; 2013 – $524).

The following table summarizes information about stock options outstanding at December 31, 2015:

Options outstanding				Options exercisable

Exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average remaining life	Weighted average exercise price
$2.75	288,900	6.4 years	$2.75	149,420	6.5 years	$2.75
$2.79	450,000	6.5 years	$2.79	150,000	6.5 years	$2.79
$3.69	29,100	2.9 years	$3.69	29,100	2.9 years	$3.69
$4.90	40,000	6.3 years	$4.90	24,000	6.3 years	$4.90
$5.00	127,760	0.4 years	$5.00	127,760	0.4 years	$5.00
$5.91	149,200	8.0 years	$5.91	59,680	8.0 years	$5.91
$6.56	79,860	5.9 years	$6.56	63,080	5.9 years	$6.56
$8.28	10,000	3.5 years	$8.28	10,000	3.5 years	$8.28
$8.58	30,000	4.7 years	$8.58	30,000	4.7 years	$8.58
$9.33	59,780	4.1 years	$9.33	59,780	4.1 years	$9.33
$10.13	59,060	5.0 years	$10.13	59,060	5.0 years	$10.13
$13.50	74,340	1.9 years	$13.50	74,340	1.9 years	$13.50
$16.46	50,000	2.3 years	$16.46	50,000	2.3 years	$16.46

	1,448,000	5.4 years	$5.33	886,220	4.6 years	$6.52

At December 31, 2015, the weighted average remaining contractual life of outstanding options is 5.4 years (December 31, 2014 – 6.1 years) and the weighted average exercise price was $5.33 (December 31, 2014 – $5.87). The fair value of options vested during the year ended December 31, 2015 was $806 (December 31, 2014 – $983; December 31, 2013 – $1,278). At December 31, 2015, the Company had 886,220 exercisable options (December 31, 2014 – 824,720) with a weighted average exercise price of $6.52 (December 31, 2014 – $8.41).

At December 31, 2015, the total compensation costs related to non-vested awards not yet recognized was $684 (December 31, 2014 – $1,223) and these costs are expected to be recognized over a weighted average period of 1.7 years (December 31, 2014 – 2.5 years). There were no stock options granted under this plan for the years ended December 31, 2015 and 2014, respectively.

c) Senior executive stock option plan

On September 22, 2010, the Company modified a senior executive employment agreement to allow the option holder the right to settle options in cash which resulted in a change in classification of 550,000 stock options (senior executive stock options) from equity to a long term liability. The liability was measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date.

2015 Consolidated Financial Statements	67

During the year ended December 31, 2015 the senior executive stock option plan expired and 258,200 options were forfeited.

At December 31, 2014, a current liability of $22 is included in accrued liabilities in relation to this plan. During the year ended December 31, 2014, 291,800 the senior executive stock options were exercised and settled in common shares. For the year ended December 31, 2014, the total intrinsic value of senior executive stock options exercised, calculated as market value at the exercise date less exercise price, multiplied by the number of units exercised, was $935 and cash received from stock option exercises was $1,459 (December 31, 2013 – $nil and $nil respectively).

The weighted average assumptions used in estimating the fair value of the fully vested senior executive stock options as at December 31, 2015 and 2014 are as follows:

Year ended December 31,	2015	2014	2013
Number of senior executive stock options	—	258,200	550,000
Weighted average fair value per option granted ($)	—	0.08	1.71
Weighted average assumptions:
Dividend yield	—%	2.20%	N/A
Expected volatility	—%	49.68%	39.12%
Risk-free interest rate	—%	0.25%	0.22%
Expected life (years)	0.0	0.4	1.4

d) Restricted share unit plan

Restricted Share Units (“RSU”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company intends to settle all RSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement (“equity classified RSUs”). The Company will continue to settle RSUs granted prior to February 19, 2014 with cash (“liability classified RSUs”).

i) Liability classified restricted share unit plan

Number of units

Outstanding at December 31, 2012	1,110,275
Granted	555,204
Vested	(154,330)
Forfeited	(487,205)

Outstanding at December 31, 2013	1,023,944
Dividend equivalents granted	695
Vested	(350,271)
Forfeited	(58,865)

Outstanding at December 31, 2014	615,503
Dividend equivalents granted	—
Vested	(277,707)
Forfeited	(47,006)

Outstanding at December 31, 2015	290,790

At December 31, 2015, the current portion of RSU liabilities of $671 were included in accrued liabilities

(December 31, 2014 – $1,009) and the long term portion of RSU liabilities of $nil were included in other long term obligations (December 31, 2014 – $770) in the Consolidated Balance Sheets. During the year ended December 31, 2015, 277,707 units were settled in cash for $1,030 (2014 – 350,271 units settled in cash for $2,678; 2013 – 154,330 units settled in cash for $727).

Using a fair market value of $2.42 per unit at December 31, 2015 (December 31, 2014 – $3.78), there were approximately $61 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the liability classified RSU Plan (December 31, 2014 – $641) and these costs are expected to be recognized over the weighted average remaining contractual life of the liability classified RSUs of 0.3 years (December 31, 2014 – 0.8 years).

68	2015 Consolidated Financial Statements

NOA

ii) Equity classified restricted share unit plan

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2013	—	—
Granted	274,256	7.98
Dividend equivalents granted	11,557	6.15
Vested	(605)	7.75
Forfeited	(22,300)	7.87

Outstanding at December 31, 2014	262,908	7.91
Granted	557,650	3.01
Dividend equivalents granted	22,882	3.03
Modified	(156)	3.62
Vested	(19,798)	3.63
Forfeited	(49,330)	6.37

Outstanding at December 31, 2015	774,156	4.45

At December 31, 2015, there were approximately $1,877 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the equity classified RSU Plan (December 31, 2014 – $1,276) and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 2.1 years (December 31, 2014 – 2.3 years). During the year ended December 31, 2015, 19,798 units vested, which were settled with common shares purchased on the open market through a trust arrangement (December 31, 2014 – 605 units; December 31, 2013 – $nil).

e) Performance restricted share units

On June 11, 2014, the Company entered into an amended and restated executive employment agreement with the Chief Executive Officer (the “CEO”) and granted Performance Restricted Share Units (“PSU”) as a long-term incentive, which became effective July 1, 2014. Commencing with a grant on July 1, 2015, PSUs were granted to certain additional senior management employees as part of their long-term incentive compensation. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the date of the grant.

Number of units

Outstanding at December 31, 2013	—
Granted	65,636
Dividend equivalents granted	536

Outstanding at December 31, 2014	66,172
Granted	350,724
Dividend equivalents granted	6,696

Outstanding at December 31, 2015	423,592

At December 31, 2015, for the July 1, 2014 grant there were approximately $281 of total unrecognized compensation costs related to non–vested share–based payment arrangements (December 31, 2014 – $468) under the PSU plan and these costs are expected to be recognized over the weighted average remaining contractual life of the PSUs of 1.5 years (December 31, 2014 – 2.5 years). At December 31, 2015, for the July 1, 2015 grant there were approximately $1,211 of total compensation costs related to non–vested share–based payment arrangements (December 31, 2014 – $nil) under the PSU plan and these costs are expected to be recognized over the weighted average remaining contractual life of the PSUs of 2.5 years (December 31, 2014 – 0 years). The Company intends to settle earned PSUs with common shares purchased on the open market through a trust arrangement.

2015 Consolidated Financial Statements	69

f) Deferred stock unit plan

On November 27, 2007, the Company approved a Deferred Stock Unit (“DSU”) Plan, which became effective January 1, 2008. Under the DSU plan non-officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative expenses) in the form of DSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DSUs. On February 19, 2014, the Company modified its DSU plan to permit awards to certain executives in addition to directors, whereby eligible executives could elect to receive up to 50% of their annual bonus in the form of DSUs. The executive participation aspect of the program was ended on December 2, 2015, though DSUs issued to executives prior to that time continue to be held. The DSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participant. DSU holders who are not US taxpayers, may elect to defer the redemption date until a date no later than December 1st of the calendar year following the year in which the retirement or death occurred.

The Company intends to settle all DSUs issued with cash (“liability classified DSUs”).

i) Liability classified deferred stock unit plan

Number of units
Outstanding at December 31, 2012	625,156
Issued	141,509
Redeemed	(179,831)

Outstanding at December 31, 2013	586,834
Issued	7,674
Redeemed	(63,886)

Outstanding at December 31, 2014	530,622
Issued	—
Modified	571,569
Redeemed	(173,317)

Outstanding at December 31, 2015	928,874

At December 31, 2015, the fair market value of these units was $2.42 per unit (December 31, 2014 – $3.78 per unit). At December 31, 2015, the current portion of DSU liabilities of $nil were included in accrued liabilities (December 31, 2014 – $408) and the long term portion of DSU liabilities of $2,246 were included in other long term obligations (December 31, 2014 – $1,597) in the Consolidated Balance Sheets. During the year ended December 31, 2015, 173,317 units were redeemed and settled in cash for $527 (December 31, 2014 – 63,886 units were redeemed and settled in cash for $557; December 31, 2013 – 179,831 units were redeemed and settled in cash for $968). The DSU plan was modified in December, 2015 to eliminate the executives receiving 50% of their annual bonus in the form of DSUs. This modification resulted in $445 being paid out to the executives. There is no unrecognized compensation expense related to the DSUs, since these awards vest immediately when issued.

ii) Equity classified deferred stock unit plan

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2013	—	—
Granted	161,007	6.52
Dividend equivalents issued	8,721	6.10

Outstanding at December 31, 2014	169,728	6.50
Issued	378,867	3.29
Dividend equivalents granted	22,974	3.07
Modified	(571,569)	2.58

Outstanding at December 31, 2015	—	—

In December, 2015 the equity classified DSU plan was modified and remaining units reclassed to the liability DSU plan at the fair market value on December 31, 2015 of $2.42 per unit. At December 31, 2015, there were no equity units remaining.

There is no unrecognized compensation expense related to equity classified DSUs, since these awards vest immediately when issued.

70	2015 Consolidated Financial Statements

NOA

23. Other information

a) Supplemental cash flow information

Year ended December 31,	2015	2014	2013
Cash paid during the year for:
Interest	$9,187	$10,939	$25,528
Income taxes	—	—	91
Cash received during the year for:
Interest	208	63	256
Income taxes	—	88	3,797

Year ended December 31,	2015	2014	2013
Non-cash transactions:
Addition of plant and equipment by means of capital leases	$20,058	$39,492	$13,812
Reclass from plant and equipment to assets held for sale	(1,566)	(1,321)	(5,123)
Non-cash working capital exclusions:
Decrease in inventory resulting from reclassification to plant and equipment	(1,128)	—	—
Net increase in accounts receivable related to sale of plant and equipment	(3,600)	—	—
Net (decrease) increase in accounts payable related to purchase of plant and equipment	(3,197)	283	2,931
Net decrease in accounts payable related to change in estimated financing costs	—	(101)	—
Net (decrease) increase in accounts payable related to change in the lease inducement payable on the sublease	(107)	107	—
Net decrease in short term portion of equipment lease liabilities included in accrued liabilities related to the purchase of plant and equipment	—	—	(159)
Net increase in long term portion of equipment lease liabilities related to the purchase of plant and equipment	—	—	1,702
Increase in accrued liabilities related to the current portion of the deferred gain on sale leaseback	128	—	—
Net (decrease) increase in accrued liabilities related to current portion of RSU liability	(338)	(924)	1,430
Net decrease in accrued liabilities related to current portion of DSU liability	(408)	(408)	(253)
Net (decrease) increase in accrued liabilities related to the current portion of the senior executive stock options	(22)	22	—
Net (decrease) increase in accrued liabilities related to dividend payable	(697)	697	—

b) Net change in non-cash working capital

Year ended December 31,	2015	2014	2013
Operating activities:
Accounts receivable	$45,367	$3,674	$29,765
Unbilled revenue	26,057	(11,454)	30,275
Inventories	3,746	(1,542)	(644)
Prepaid expenses and deposits	690	(780)	634
Accounts payable	(29,751)	9,928	(31,847)
Accrued liabilities	(6,892)	(954)	(1,603)
Long term portion of liabilities related to equipment leases	—	—	(209)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	457	(6,357)	(872)

	$39,674	$(7,485)	$25,499

2015 Consolidated Financial Statements	71

24. Claims revenue

Year ended December 31,	2015	2014	2013
Claims revenue recognized	$7,635	$8,230	$17,053
Claims revenue uncollected (classified as unbilled revenue)	7,088	4,622	8,074

25. Employee benefit plans

The Company and its subsidiaries match voluntary contributions made by employees to their Registered Retirement Savings Plans to a maximum of 5% of base salary for each employee. Contributions made by the Company during the year ended December 31, 2015 were $1,028 (2014 – $1,215; 2013 – $1,565).

26. Comparative figures

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

27. Subsequent events

No significant changes have occurred since the date of the annual financial statements.

72	2015 Consolidated Financial Statements

Board of Directors

Senior Management

Corporate Information

Corporate headquarters

Suite 300

18817 Stony Plain Road

Edmonton, Alberta T5S 0C2

Phone: 780.960.7171

Fax: 780.969.5599

Auditors

KPMG LLP

Edmonton, Alberta

Solicitors

Bracewell & Giuliani LLP

Houston, Texas

Borden Ladner Gervais LLP

Toronto, Ontario

Exchange Listings

Toronto Stock Exchange

New York Stock Exchange

Ticker Symbol: NOA

Transfer Agent

Computershare Investor Services

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

1-800-564-6253

www.computershare.com

Investor Information

Investor Relations

David Brunetta

Phone: 780.960.7171

Fax: 780.969.5599

Email: IR@nacg.ca

Web: www.nacg.ca

Annual General Meeting

The Annual General Meeting of

North American Energy Partners Inc.

will be held:

Wednesday, April 6, 2016

3:00 PM

North American Energy Partners

Suite 300

18817 Stony Plain Road

Edmonton, Alberta